United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
March 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26 20030-900 Rio de Janeiro, RJ, Brazil (Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b). 82-__.)

BRGAAP Financial Pages

A - Financial Statements
1 - Balance Sheet
2 - Statement of Income
3 - Statement of Changes in Stockholders’ Equity
4 - Statement of Changes in Financial Position
5 - Statement of Cash Flows
6 - Statement of Value Added
7 - Notes to the Financial Statements at December 31, 2006 and 2005
7.1 - Operations
7.2 - Presentation of Financial Statements
7.3 - Accounting Pronouncements Recently-issued by Comissão de Valores Mobiliários
7.4 - Principles and Practices of Consolidation
7.5 - Significant Accounting Policies
7.6 - Independent Auditors Policy
7.7 - Stock Merger — CAEMI
7.8 - Inco acquisition
7.9 - Other acquisitions and disposals
7.10 - Cash and Cash Equivalents
7.11 - Accounts Receivable
7.12 - Related Parties
7.13 - Inventories
7.14 - Taxes to recover or offset
7.15 - Deferred Income Tax and Social Contribution
7.16 - Investments — Consolidated and Parent Company
7.17 - Intangible
7.18 - Property, Plant and Equipment
7.19 - Loans and Financing
7.20 - Contingent Liabilities
7.21 - Provision for asset retirement obligations
7.22 - Pension Plan
7.23 - Paid-up Capital
7.24 - ADR Program — American Depositary Receipts
7.25 - Treasury Stock
7.26 - Remuneration of Stockholders
7.27 - Financial Result
7.28 - Financial Instruments — Derivatives
7.29 - Selling, Administrative , Other Operating Expenses and Non Operating Income
7.30 - Concessions and Leases
7.31 - Effects on the Statements if Price-Level Restatement were Applied (unaudited)
7.32 - Insurance
7.33 - Profit Sharing Plan
7.34 - Information by segment and geographical information
7.35 - Social Report
8 - Attachment I — Statement of Investments in Subsidiaries and Jointly-Controlled Companies
9 - Report of the Independent Accountants
10 - Opinion of the Fiscal Council on the Annual Report and Financial Statements at December 31, 2006

11 - Opinion of the Board of Directors on the Annual Report and Financial Statements at December 31, 2006
B - Additional Information
12 - Cash generation (Unaudited)
13 - Board of Directors, Fiscal Council, Advisory Committees and Executive Officers

Signature Page

A-Financial Statements
(A free translation of the original in Portuguese relating to the Financial Statements prepared in thousands in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)
1- Balance Sheet

Years ended December 31	In millions of reais

		Consolidated		Parent Company
	Notes	2006	2005	2006	2005
Assets
Current assets
Cash and cash equivalents	7.10	9,778	2,703	203	131
Accounts receivable from customers	7.11	7,892	4,183	4,912	2,038
Related parties	7.12	61	134	1,056	778
Inventories	7.13	6,369	3,235	1,105	1,127
Taxes to recover or offset	7.14	1,003	986	463	492
Deferred income tax and social contribution	7.15	885	428	404	334
Other		1,181	902	379	306

		27,169	12,571	8,522	5,206

Non-current assets
Long-term assets
Related parties	7.12	11	6	381	459
Loans and financing		234	143	110	107
Deferred income tax and social contribution	7.15	2,759	1,043	481	421
Judicial deposits		841	786	506	459
Taxes to recover or offset	7.14	809	314	220	170
Assets available for Sales		53	54	—	—
Advances to energy suppliers		945	727	—	—
Prepaid expenses		811	90	116	—
Outros		228	191	72	10

		6,691	3,354	1,886	1,626

Investments	7.16	1,856	1,396	54,572	16,415
Intangible	7.17	9,532	1,418	9,507	1,419
Property, plant and equipment	7.18	77,611	33,768	25,665	20,761
Deferred charges		150	206	—	—

		89,149	36,788	89,744	38,595

		123,009	52,713	100,152	45,427

Liabilities and stockholders’ equity
Current liabilities
Short-term debt	7.19	2,035	517	1,511	—
Current portion of long-term debt	7.19	1,626	2,940	515	882
Payable to suppliers and contractors		5,164	2,684	1,690	1,768
Related parties	7.12	30	81	4,502	3,609
Payroll and related charges		1,001	542	494	424
Pension Plan	7.22	230	70	78	70
Proposed dividends and interest on stockholders’ equity	7.25	3,189	2,750	3,189	2,750
Taxes and contributions	7.14 e 7.15	2,167	909	79	68
Other		1,202	1,174	426	490

		16,644	11,667	12,484	10,061

Non-current liabilities
Long-term liabilities
Long-term debt	7.19	46,004	9,066	26,013	2,146
Related parties	7.12	1	3	18,956	5,701
Provisions for contingencies	7.20	2,363	2,302	1,508	1,932
Deferred income tax and social contribution	7.15	4,319	—	—	—
Pension Plan	7.22	4,118	563	569	563
Provision for asset retirement obligations	7.21	1,476	549	619	336
Provisions for derivatives	7.28	1,566	610	69	63
Other		1,412	941	836	573

		61,259	14,034	48,570	11,314

Deferred income		7	9	—	—

Minority interest		6,001	2,951	—	—

Stockholders’ equity
Paid-up capital	7.23	19,492	14,000	19,492	14,000
Revenue reserves		19,606	10,052	19,606	10,052

		39,098	24,052	39,098	24,052

		123,009	52,713	100,152	45,427

The notes and attachment I are an integral part of the financial statements

(A free translation of the original in Portuguese relating to the Financial Statements prepared in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)
2- Statement of Income

Years ended December 31	In millions of reais

		Consolidated					Parent Company
		Quarter (Unaudited)			Accumulated		Accumulated
	Notes	4Q/06	3Q/06	4Q/05	2006	2005	2006	2005
Gross revenues
Ores and metals		13,961	8,771	7,134	36,135	26,650	17,817	16,053
Transport services		849	956	781	3,405	3,291	1,864	1,801
Sales of aluminum-related products		1,496	1,440	933	5,533	3,857	102	189
Sales of steel products		333	414	338	1,478	1,509	—	—
Other products and services		53	61	18	195	43	91	55

		16,692	11,642	9,204	46,746	35,350	19,874	18,098
Value Added taxes		(370)	(417)	(288)	(1,454)	(1,357)	(1,051)	(1,004)

Net operating revenues		16,322	11,225	8,916	45,292	33,993	18,823	17,094

Cost of products and services
Ores and metals		(5,872)	(3,292)	(2,945)	(14,578)	(10,585)	(9,776)	(8,833)
Transport services		(441)	(450)	(535)	(1,770)	(1,977)	(718)	(637)
Aluminum-related products		(829)	(821)	(626)	(3,013)	(2,361)	(75)	(111)
Steel products		(310)	(334)	(295)	(1,231)	(1,364)	—	—
Other products and services		(72)	(39)	(6)	(164)	(24)	(62)	(22)

		(7,524)	(4,936)	(4,407)	(20,756)	(16,311)	(10,631)	(9,603)

Gross profit		8,798	6,289	4,509	24,536	17,682	8,192	7,491
Gross margin		53.9%	56.0%	50.6%	54.2%	52.0%	43.5%	43.8%
Operating expenses
Selling and Administrative	7.29	(602)	(402)	(436)	(1,952)	(1,620)	(881)	(688)
Research and development		(375)	(289)	(209)	(1,042)	(672)	(590)	(415)
Other operating expenses	7.29	(741)	(348)	(205)	(1,453)	(834)	(856)	(235)

		(1,718)	(1,039)	(850)	(4,447)	(3,126)	(2,327)	(1,338)

Operating profit before financial results and results of equity investments		7,080	5,250	3,659	20,089	14,556	5,865	6,153

Results of equity investments
Equity in results of affiliates and joint ventures	7.16	118	119	136	389	498	10,708	6,875
Provision for losses	7.16	—	—	—	—	—	(60)	(308)
Exchange variation in stockholders ´equity of companies abroad	7.16	—	(2)	20	(25)	(6)	(760)	(878)
Amortization of goodwill	7.17	(262)	(131)	(51)	(563)	(223)	(563)	(223)

	7.29	(144)	(14)	105	(199)	269	9,325	5,466
Financial results, net	7.28	(771)	(249)	(764)	(1,745)	(1,276)	(1,065)	81
Non-operating income		(1,006)	34	—	(215)	298	278	—

Income before income tax and social contribution		5,159	5,021	3,000	17,930	13,847	14,403	11,700
Income tax and social contribution	7.15	(1,420)	(792)	(153)	(3,390)	(2,368)	(972)	(1,257)

Income before minority interests		3,739	4,229	2,847	14,540	11,479	13,431	10,443
Minority interests		(371)	(256)	(210)	(1,109)	(1,036)	—	—

Net income for the year		3,368	3,973	2,637	13,431	10,443	13,431	10,443

Number of shares outstanding at the end of the period (in thousands)		2,416,194	2,416,194	2,303,040	2,416,194	2,303,040	2,416,194	2,303,040

Net earnings per share outstanding at the end of the period (R$)		1.39	1.64	1.15	5.56	4.54	5.56	4.54

(A free translation of the original in Portuguese relating to the Financial Statements prepared in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)
3- Statement of Changes in Stockholders’ Equity

Years ended December 31	In millions of reais
			Revenue reserves
		Paid-up	Expansion/	Treasury		Unrealized		Fiscal
	Notes	capital	Investments	stock	Depletion	income	Legal	incentives	Retained earnings	Total
December 31, 2004		7,300	8,206	(131)	1,004	346	1,404	41	—	18,170

Net income for the year		—	—	—	—	—	—	—	10,443	10,443
Capitalization of reserves		6,700	(5,129)	—	(1,004)	—	(526)	(41)	—	—
Realization of reserves		—	—	—	—	(109)	—	—	109	—
Interim interest on stockholders’ equity		—	—	—	—	—	—	—	(783)	(783)
Interim dividends		—	—	—	—	—	—	—	(1,028)	(1,028)
Stockholder’s remuneration proposed		—	—	—	—	—	—	—	(2,750)	(2,750)
Appropriation to revenue reserves		—	5,386	—	—	—	522	83	(5,991)	—

December 31, 2005		14,000	8,463	(131)	—	237	1,400	83	—	24,052

Capital Increase		5,492	—	—	—	—	—	—	—	5,492
Net income for the year		—	—	—	—	—	—	—	13,431	13,431
Realization of reserves		—	—	—	—	(114)	—	—	114	—
Treasury stock		—	—	(659)	—	—	—	—	—	(659)
Appropriations:
Interim dividends		—	—	—	—	—	—	—	(29)	(29)
Stockholder’s remuneration proposed		—	—	—	—	—	—	—	(3,189)	(3,189)
Appropriation to revenue reserves		—	9,645	—	—	—	672	10	(10,327)	—

December 31, 2006		19,492	18,108	(790)	—	123	2,072	93	—	39,098

The notes and attachment I are an integral part of the financial statements

(A free translation of the original in Portuguese relating to the financial statements prepared in accordance with the requirements of Brazilian Corporate Law)
4- Statement of Changes in Financial Position

Years ended December 31	In millions of reais
	Consolidated		Parent Company
	2006	2005	2006	2005
Funds were provided by:
Net income for the year	13,431	10,443	13,431	10,443
Values not affecting working capital:
Result of equity investments	199	(269)	(9,325)	(5,466)
Dividends/interest on stockholders’ equity	140	151	2,454	1,441
Depreciation, amortization and depletion	2,203	1,615	1,080	869
Long term deferred income tax and social contribution	61	(442)	(69)	102
Investments sales	1,489	298	770	—
Result on sale of assets	(1,212)	(298)	(278)	—
Net monetary and exchange rate variations on long-term assets and liabilities	(484)	(1,035)	(565)	(586)
Disposal of property, plant and equipment	284	123	118	20
Amortization of goodwill in the cost of products sold	327	379	327	379
Net unrealized derivative losses	315	416	(14)	31
Minority interests	1,109	1,036	—	—
Others	14	706	(347)	729

Total funds from operations	17,876	13,123	7,582	7,962
Loans to related parties, transferred to current assets	12	234	45	138
Loans and financing obtained	49,388	4,489	38,035	813
Loans from related parties	31	11	14,840	3,392
Others	673	444	511	89

Total funds provided	67,980	18,301	61,013	12,394

Funds were used for:
Long-term debt transferred to current liabilities	15,860	3,187	15,025	2,180
Related parties	382	13	92	283
Additions to permanent assets	9,433	9,048	6,099	6,366
Additions to Investments	315	272	34,647	1,219
Dividends/interest on stockholders’ equity	3,218	4,561	3,218	4,561
Guarantees and deposits	190	217	129	107
Advances to energy suppliers	217	468	—	—
Others	507	516	910	369

Total funds used	30,122	18,282	60,120	15,085

Increase (decrease) in working capital	37,858	19	893	(2,691)

Changes in working capital are as follows:
Initial working capital of new investments consolidated	28,237	1,621	—	—
Current assets:
At the end of the year	27,169	12,571	8,522	5,206
At the beginning of the year	12,571	11,832	5,206	4,629

	14,598	739	3,316	577

Current liabilities:
At the end of the year	16,644	11,667	12,484	10,061
At the beginning of the year	11,667	9,326	10,061	6,793

	4,977	2,341	2,423	3,268

Increase (decrease) in working capital	37,858	19	893	(2,691)

The notes and attachment I are an integral part of the financial statements

(A free translation of the original in Portuguese relating to the Financial Statements prepared in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)
5- Statement of Cash Flows

Years ended December 31	In millions of reais
	Quarter (Unaudited)			Consolidated Accumulated		Parent Company Accumulated
	4Q/06	3Q/06	4Q/05	2006	2005	2006	2005
Cash flows from operating activities:
Net income for the period	3,368	3,973	2,637	13,431	10,443	13,431	10,443
Adjustments to reconcile net income for the period with cash provided by operating activities:
Results of equity investments	144	14	(105)	199	(269)	(9,325)	(5,466)
Sale of assets	(421)	(34)	—	(1,212)	(298)	(278)	—
Depreciation, amortization and depletion	827	510	446	2,203	1,615	1,080	869
Deferred income tax and social contribution	81	(258)	(201)	(158)	(545)	(139)	114
Financial expenses and monetary and exchange rate variations on assets and liabilities, net	80	251	437	(193)	(919)	(385)	(542)
Minority interest	371	256	210	1,109	1,036	—	—
Disposal of property, plant and equipment	162	43	46	284	123	118	20
Amortization of goodwill in the cost of products sold	47	94	92	327	379	327	379
Net losses (gains) on derivatives	214	(162)	252	315	416	(14)	31
Dividends/interest on stockholders’ equity received	4	41	4	140	151	2,134	1,554
Other	80	(139)	(22)	(57)	(6)	39	7

	4,957	4,589	3,796	16,388	12,126	6,988	7,409

Decrease (increase) in assets:
Accounts receivable	264	(681)	(376)	(821)	(1,005)	(2,877)	(188)
Inventories	(1)	(371)	(21)	(470)	(228)	159	(193)
Advances to energy suppliers	(17)	(66)	(142)	(217)	(468)	—	—
Other	(441)	(269)	328	(868)	(931)	(346)	(488)

	(195)	(1,387)	(211)	(2,376)	(2,632)	(3,064)	(869)

Increase (decrease) in liabilities:
Suppliers and contractors	230	240	365	(130)	401	(78)	252
Payroll and related charges and Other	(159)	108	93	(183)	84	70	77
Taxes and contributions	(212)	395	(980)	122	591	(11)	277
Other	242	299	217	108	(102)	(269)	(65)

	101	1,042	(305)	(83)	974	(288)	541

Net cash provided by operating activities	4,863	4,244	3,280	13,929	10,468	3,636	7,081

Cash flows from investing activities:
Loans and advances receivable	(261)	94	66	(322)	123	155	(202)
Guarantees and deposits	87	(131)	(43)	(190)	(217)	(129)	(107)
Additions to investments	(80)	(122)	(23)	(315)	(272)	(34,647)	(1,219)
Additions to property, plant and equipment	(4,191)	(1,777)	(3,099)	(10,102)	(9,245)	(6,144)	(6,461)
Proceeds from disposal of property, plant and equipment/investments	608	43	37	1,670	348	888	49
Net cash used in acquisitions and increase of funds to subsidiaries, net of the cash to subsidiary	(28,211)	(26)	(1,621)	(28,237)	(1,621)	2	—

Net cash used in investing activities	(32,048)	(1,919)	(4,683)	(37,496)	(10,884)	(39,875)	(7,940)

Cash flows from financing activities:
Short-term debt additions	2,767	3,080	—	11,475	2,461	7,053	3,071
Short-term debt repayments	(1,828)	(2,648)	(145)	(10,004)	(2,350)	(5,638)	(2,287)
Long-term debt	45,855	445	3,406	49,419	4,500	52,783	4,205
Repayments:
Related parties	—	—	—	—	—	—	(266)
Financial institutions	(14,949)	(477)	(334)	(16,615)	(2,319)	(14,449)	(949)
Interest on stockholders’ equity paid to stockholders	(1,462)	(79)	(1,810)	(2,974)	(3,090)	(2,779)	(3,090)
Treasure stock	—	(605)	—	(659)	—	(659)	—

Net cash provided by (used in) financing activities	30,383	(284)	1,117	30,642	(798)	36,311	684

Increase (decrease) in cash and cash equivalents	3,198	2,041	(286)	7,075	(1,214)	72	(175)
Cash and cash equivalents, beginning of the period	6,580	4,539	2,989	2,703	3,917	131	306

Cash and cash equivalents, end of the period	9,778	6,580	2,703	9,778	2,703	203	131

Cash paid during the period for:
Short-term interest	(14)	(11)	(18)	(41)	(49)	(18)	(11)
Long-term interest	(562)	(326)	(135)	(1,271)	(686)	(903)	(284)
Income tax and social contribution	(151)	(580)	(173)	(1,264)	(1,231)	(912)	(892)
Non-cash transactions:
Additions to property, plant and equipment — interest capitalization	(7)	100	(123)	(38)	372	(46)	96
Transfer of advance for future capital increase to investments	—	—	—	—	—	(282)	(1,009)
Compensated income tax and social contribution	(81)	(195)	(315)	(436)	(483)	(108)	(261)
The notes and attachment I are an integral part of the financial statements
(A free translation of the original in Portuguese relating to the Financial Statements prepared in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)

6- STATEMENT OF VALUE ADDED

Years ended December 31	In millions of reais
	Consolidated				Parent Company
	2006	%	2005	%	2006	%	2005	%
Generation of Value Added Gross revenue	46,746	100	35,350	100	19,874	100	18,098	100
Less: Acquisition of products	(3,308)	(7)	(2,239)	(6)	(1,901)	(10)	(1,897)	(10)
Outsourced services	(4,556)	(10)	(3,784)	(11)	(2,925)	(15)	(2,356)	(13)
Materials	(3,524)	(8)	(3,125)	(9)	(1,945)	(10)	(1,891)	(10)
Fuel oil and gas	(2,361)	(5)	(1,829)	(5)	(951)	(5)	(868)	(5)
Research and development, selling and administrative	(1,642)	(4)	(1,142)	(3)	(669)	(3)	(491)	(3)
Other operating expenses	(3,672)	(8)	(2,524)	(8)	(962)	(5)	(706)	(4)

Gross Value Added	27,683	58	20,707	58	10,521	52	9,889	55
Depreciation, amortization and depletion	(2,530)	(5)	(1,994)	(6)	(1,407)	(7)	(1,248)	(7)

Net Value Added	25,153	53	18,713	52	9,114	45	8,641	48
Received from third parties
Financial revenue (a)	701	1	(319)	(1)	470	2	175	1
Results of equity investments	(199)	—	269	1	9,325	47	5,466	30

Total Value Added	25,655	54	18,663	52	18,909	94	14,282	79

Distribution of Value Added
Employees	3,311	13	1,884	10	1,397	7	1,054	7
Government	5,693	22	4,510	24	2,799	15	2,792	20
Third parties’ capital (interest and monetary and exchange variances, net) (b)	2,111	8	790	4	1,282	7	(7)	—
Stockholders’ remuneration	3,218	13	4,561	24	3,218	17	4,561	32
Minority interests	1,109	4	1,036	6	—	—	—	—
Retained earnings	10,213	40	5,882	32	10,213	54	5,882	41

Total Value added distributed	25,655	100	18,663	100	18,909	100	14,282	100

The notes and attachment I are an integral part of the financial statements

(a)	Includes monetary and exchange rate variation losses from assets;

(b)	Includes monetary and exchange rate variations gains from liabilities.

(A free translation of the original in Portuguese relating to the Financial Statements prepared in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)
7- Notes to the Financial Statements at December 31, 2006 and 2005
Expressed In millions of reais
7.1- Operations
Companhia Vale do Rio Doce is a publicly traded corporation whose predominant activities are mining, processing and sale of iron ore, pellets, concentrated copper and potash, as well as logistic services, power generation and mineral research and development. In addition, through its direct and indirect subsidiaries and jointly controlled companies, operates in iron ore, pellets, nickel, copper, precious metals, cobalt (by product), manganese, ferroalloys, kaolin, steel, aluminum-related products and logistics.
7.2- Presentation of Financial Statements
The financial statements have been prepared in conformity with accounting practices followed in Brazil, based on corporate legislation, as well as the rules and guidelines issued by the Comissão de Valores Mobiliários — CVM (Brazilian Securities Commission) and Instituto dos Auditores Independentes do Brasil — IBRACON (Brazilian Independent Auditors Institute).
As part of the financial statements, the Company present as complemental information the calculation of the earnings before financing results , equity results, income tax and social contribution, depreciation and amortization — EBITDA
Although the EBITDA, as defined before, does not offer valuation for operational cash flow for Brazilian accounting principles, is often used by financial analysts on valuation of our business and Management uses this indicator to measure our operational performance.
Some figures related to the financial statements as of 2005 were reclassified to improve the comparability.
7.3- Accounting Pronouncements Recently-issued by Comissão de Valores Mobiliários
On 06/19/2006 the CVM disclosed Deliberation No. 505, that became compulsory the application of NPC 10 (Rules and Accounting Procedures) of IBRACON that settle about subsequent events to balance sheet date and the information that should be disclosed until the date that of the approval of the financial statements by the executive board.
On the same date, the CVM disclosed Deliberation No. 506, that became compulsory the application of NPC 12 of IBRACON that establish the criteria to the account treatment for changes on accounting estimates and amendment of error.
On 10/03/2005 the CVM disclosed the Deliberation No. 488, that approved the pronouncement NPC 27 of IBRACON about the presentation and disclosure of financial statements. The obligation was extent to fiscal years beginning after 12/31/2005 through of Deliberation No º 496 from 01/03/06.
At the same date, the CVM disclosed Deliberation No. 489, that approved pronouncement NPC 22 of IBRACON about provisions, liabilities, contingent assets and contingent liabilities.
The Company has already been following the principles in the above-mentioned Deliberations.
7.4- Principles and Practices of Consolidation
(a)	The consolidated financial statements show the balances of assets and liabilities on December 31, 2006 and 2005 and the operations of the Parent Company, its direct and indirect subsidiaries and its jointly-controlled companies for the years then ended;

(b)	Intercompany balances and the Parent Company’s investments in its direct and indirect subsidiaries and jointly-controlled companies were eliminated in the consolidation. Minority interests are shown separately on the balance sheet and statement of income;

(c)	In the case of investments in companies in which the control is shared with other stockholders, the components of assets and liabilities and revenues and expenses are included in the consolidated financial statements in proportion to the participation of the Parent Company in the capital of each investee;

(d)	The principal figures of the subsidiaries and jointly-controlled companies included in the consolidation are presented in Attachment I; and

(e)	The company participates in several jointly-owned hydroelectric plants, that are recorded as property, plant and equipment. The income from the jointly-owned hydroelectric plants, generated by sale of the excess of production are negotiated at Mercado Atacadista de

Energia and are presented in the results, net of expenses. Through its affiliates the company also has its own hydroelectric that are used in nickel business recorded also in property, plant and equipment.
7.5- Significant Accounting Policies
(a)	The Company adopts the accrual basis of accounting;

(b)	The preparation of financial statements requires management to make estimates to record some assets, liabilities and transactions. As a result, the financial statements of the company include some estimatives for useful lives of property, plant and equipment, provisions necessary for assets, contingent liabilities, operational provisions and other similar evaluations. Actual results could differ from those estimates;

(c)	Assets and liabilities that are realizable or due more than twelve months after the financial statements date are classified as non-current;

(d)	Revenues are recognized in the result when all the risks and benefits of the product or service are transferred to the customer. The income is not recognized when there is significant uncertainty of its realization;

(e)	The accounts receivable are recorded and states in the balance sheet by in nominal value increased by monetary or exchange variations, when applicable, reduced by provisions to cover extraordinary loss on its realization;

The allowance for doubtful accounts is set up at an amount considered sufficient to cover eventual loss on the realization of these credits. The estimated value of the allowance for doubtful accounts can be modified based on the expectative of the management about the possibility to recover the amounts or changes in the financial situation of the customers. Generally the company classifies as allowance for doubtful accounts credits 180 days overdue, except in special cases;

(f)	Marketable securities, classified as cash and cash equivalents are represented by less than 90 days applications and are stated at cost plus accrued income earned to the financial statements date, limited to the market value;

(g)	Inventories are stated at average purchase or production cost, and imports in transit at the cost of each item, not exceeding market or realizable value;

(h)	Assets and liabilities in foreign currencies are translated at exchange rates in effect at the financial statements date, and those in local currency, when applicable, are restated based on contractual indices;

(i)	Amounts given in advance to Centrais Elétricas do Norte do Brasil S.A. — Eletronorte, due to long term contract to supply of energy, are classified as “Advances to energy suppliers”, in long-term receivables;

(j)	Investments in subsidiaries, jointly-controlled companies and affiliated companies are accounted for by the equity method, based on the stockholders’ equity of the investees, and when applicable, increased/decreased by goodwill/negative goodwill to be amortized and provision for losses. Other investments are recorded at cost, less provision for losses when applicable. At consolidated the exchange rate effect over stockholders equity from investees abroad is classified as monetary and exchange rate variation included as financial result, net;

(k)	Property, plant and equipment, including interest incurred during the construction period, are recorded at historical cost (increased by monetary restatement up to 1995) and depreciated on the straight-line method, based on the estimated useful lives of the assets. Depletion of mineral reserves is based on the ratio between effective production and the total probable and proven reserves;

(l)	Research and development costs are incurred as operational expenses until the proof of its economical feasibility to exploit commercially a mine. After this proof, the costs are capitalized as part of the costs of building and constructing of mine;

(m)	During the development of a mine, stripping costs registered are capitalized as part of the depreciable cost of building and developing the mine. Post-production stripping costs are recorded as production costs;

(n)	Pre-operating costs except for financial charges capitalized as mentioned in (k) , are deferred and amortized over a period of 10 years and refer basically to expansion projects of Alunorte and Albras;

(o)	The assets and liabilities of deferred taxes are based: (i) on the temporary differences between the booked value and the fiscal bases of our assets and liabilities; (ii) the tax loss of income tax; (iii) on the negative basis on the calculation of social contribution, based on the assumption of future taxable profits. If the company generate future loss, or if it is not able to generate future profit, or if there is a significantly change in the effective tax rates or in the necessary time to theses deferred taxes been deductible or taxable, the management may considered to be necessary to constitute a provison for losses of these deferred assets;

(p)	The derivatives contracts used to manage the associate risks on the variation of exchange rates, interest rates are recorded on the accrual basis of accounting and the gain and loss are recorded in financial income or expenses;

(q)	The interest attributed to stockholders received or paid/booked are recorded as financial income and expenses, respectively. For presentation purposes as the nature is similar to dividends, it was reclassified in the investments accounts and retained earnings respectively. The interest paid/booked are calculated in accordance with the limits established by Law 9249/95 based on the application of the long-term interest rate- TJLP on the stockholders equity and are paid as a substitute or complement of minimum dividend defined on the articles of association of the Company;

(r)	The Company follows the accounting practices laid down by Deliberation CVM 371/00 related to the recognition of liabilities and results from actuarial valuation of employees ´ pension plan;

(s)	The expenditures of the environmental impact caused by the activities of the Company are booked as asset retirement obligations;

(t)	The financial statements of the Parent Company reflect the Board of Directors’ proposal for appropriation of the net income for the year, on the assumed of the approval of the Annual General Meeting of Stockholder’s;

(u)	The approval of the Financial Statements by the Executive Ofiicers was on 03/05/07. There were no events subsequent to the Balance Sheet date that should be reported; and

(v)	According to the Deliberação CVM No. 207/96, the Company decided, in accordance with the fiscal rules, to record the interest on stockholders equity against the account “Financial Expenses”, and revert to a specific account, and not being presented in the statement of income, with the objective to have no impact on the net income, except for by the fiscal impact recognized on the “Income tax and social contribution”.
7.6- Independent Auditors Policy
The Company developed and formalized internal rules and procedures of pre-approval of the services contracted with its external auditors, for the purpose avoiding the conflict of interest, loss of independence or objective of its independent external auditors.
The policy concerning independent auditors in relation to non-audit services is based on the maintenance of their independence. According to best practices of corporate governance, all services rendered by independent auditors are pre-approved by the Fiscal Council.
According to CVM rule 381/2003, the services contracted with the actual auditors of the Company, Deloitte Touche Tohmatsu Auditores Independentes, during 2006 by CVRD and its direct and indirect subsidiaries and its jointly-controlled companies are as follows:

2006
Audit Fees	2.1
Audit — Related Fees	0.4
Tax Fees	0.4
All other Fees	0.1

Total Fees	3.0

7.7- Stock Merger — CAEMI
At the Extraordinary General Shareholders Meeting held on March 31, 2006 the merger of outstanding shares issued by Caemi Mineração e Metalurgia — Caemi into the assets of CVRD, was approved with the issuance by CVRD of 64,151,361 (128,302,722 after the split) preferred shares class A.
CVRD held 100% of the common shares of Caemi and 40.06% of the preferred shares, totaling 60.23% of its Capital, after the merger, became wholly owned subsidiary of CVRD.
If CVRD owned 100% of Caemi shares since 01/01/2005 the results would be affected only in the expense of minoritary interest with the increase of R$ 117 representing the effect of the additional acquisition of 39.77% until march 2006 and R$ 699 in 2005.
7.8- Inco acquisition
In October 23, 2006 CVRD acquired Inco Limited (Inco), a leading Canadian-based nickel company, and the world’s largest nickel possessing capacity and reserve base, for about R$ 28 billions, corresponding to 174,623,019 common shares for Cdn$ 86.00 each share, representing 75.66% of its outstanding shares. Until December 31, 2006 CVRD had acquired 196,078,276 shares by approximately R$ 32 billion, representing 86.57% of Inco’s capital. Due to the issuing of new shares related to the convertible debt, on December 31, the company participation is 87.73% of the outstanding shares.
The difference between the acquisition value and the stockholder’s equity was R$ 24,072. Part of this value, (R$ 19,331) was allocated to property, plan and equipment based on the difference of the market value and the booked value of Inco’s assets and, the remaining R$ 4,741 was classified as goodwill based on the expectance of future results. Of this amount, R$ 119 were amortized until 12/31/06 so the amount to be amortized, net from exchange variation, reaches R$ 4,624. The valuation was made based on internal studies are being complemented with the assistance of external specialists, so are subject to changes that may be significant.
On January 3, 2007 the special meeting of shareholders of Inco, approved the amalgamation of Inco with Itabira Canada Inc. (Itabira Canada), our wholly-owned subsidiary. Pursuant to the amalgamation CVRD owns 99.08% of Inco that changed its name to “CVRD Inco Limited” (CVRD Inco).
In December 2006 several transactions were concluded to take out the bridge loan aiming to extend the average debt maturity, lengthening it to a level near 10 years, as described in Note 7.19 (h).
To improve the comparability, the pro forma information considers that the acquisition of Inco as if it was completed at the beginning of 2005.
Results — Inco Consolidation

				Consolidated
	2006			2005
	CVRD	INCO	Total	CVRD	INCO	Total
Net operating revenues	39,267	17,719	56,986	33,993	10,997	44,990
Cost of products and services	(17,996)	(9,613)	(27,609)	(16,311)	(7,252)	(23,563)

Gross profit	21,271	8,106	29,377	17,682	3,745	21,427
Operating expenses	(4,098)	(1,136)	(5,234)	(3,126)	(828)	(3,954)

Operating profit before financial results and results of equity investments	17,173	6,970	24,143	14,556	2,917	17,473

Results of equity investments	(82)	(1,013)	(1,095)	269	(1,108)	(839)
Financial results, net	(2,341)	648	(1,693)	(1,276)	(377)	(1,653)
Non-operating income	1,212	(1,111)	101	298	(61)	237

Income before income tax and social contribution	15,962	5,494	21,456	13,847	1,371	15,218
Income tax and social contribution	(2,592)	(2,502)	(5,094)	(2,368)	(920)	(3,288)

Income before minority interests	13,370	2,992	16,362	11,479	451	11,930
Minority interests	(806)	(796)	(1,602)	(1,036)	(336)	(1,372)

Net income for the year	12,564	2,196	14,760	10,443	115	10,558

7.9- Other acquisitions and disposals
In February 2007, CVRD entered into a purchase and sale agreement to acquire 100% of AMCI Holdings Australia Pty — AMCI HÁ, a private company held in Australia, which operates and controls coal assets through joint ventures, for AUD 835 million (approximately R$ 1,381 million).
In December 2006, CVRD sold its total interest in Siderar — S.A.I.C, corresponding to 4.85%, to Ternium S.A. for R$ 230 with a net gain of R$ 197.
In November, 2006 CVRD sold Usinas Siderúrgicas de Minas Gerais S/A — Usiminas 5,362,928 common shares to Nippon Steel, Votorantim Participações S/A, and Camargo Correa S/A, totaling, by R$ 379, with a net gain of R$ 135. CVRD maintained the necessary shares to take part of the control group and still have 13,839,192 Usiminas common shares that will be sold through a public offer.
During 2006 third quarter CVRD sold 1,361,100 shares of Metalugica Gerdau S.A — Gerdau for R$ 40 generating a gain of R$ 34. In the fourth quarter, CVRD sold the 3,379,825 remnants shares by R$ 104 which generated a gain of approximately R$ 89.
In July, 2006 CVRD acquired for R$ 60, the remaining 45.5 % of Valesul Alumínio S.A — Valesul, an aluminum company jointly-controlled. As a result of this acquisition, Valesul is now a wholly owned subsidiary of CVRD.
In May 2006, CVRD sold its 50% stake in Gulf Industrial Investment Company — GIIC, for R$ 910, generating a net revenue of R$ 737.
In February 2006, CVRD sold to JFE Steel Corporation for R$ 30, its total participation in Nova Era Silicon (49% of the total capital) with a net earning of R$20.

In November and December, 2005 and in February, 2006, CVRD acquired 93%, 6.2% and 0.8% common shares of the Canico Resource Corp. — Canico, by R$ 1,651 R$ 112 and R$ 14, respectively. Canico is a Canadian company of mineral exploration focused on the development of the Onça-Puma, project of nickel laterite. After theses acquisitions the above-mentioned company to turned a wholly owned subsidiary of the CVRD.
7.10- Cash and Cash Equivalents

	Consolidated		Parent Company
	2006	2005	2006	2005
Cash and bank accounts	3,404	586	68	10
Marketable securities linked to the interbank deposit certificate rate	645	785	135	121
Time deposits / Overnight	5,729	1,332	—	—

	9,778	2,703	203	131

7.11- Accounts Receivable

	Consolidated		Parent Company
	2006	2005	2006	2005
Domestic	1,793	745	994	736
Foreign countries	6,258	3,574	4,006	1,382

	8,051	4,319	5,000	2,118
Allowance for doubtful accounts	(123)	(101)	(55)	(49)
Allowance for ore weight credits	(36)	(35)	(33)	(31)

	7,892	4,183	4,912	2,038

No individual client was responsible for more than 10% of total revenues.
7.12-Related Parties
Derived from sales and purchases of products and services or from loans under normal market conditions, with maturities up to the year 2008, as follows:

	Consolidated
	Assets				Liabilities
	2006		2005		2006		2005
	Customers	Related party	Customers	Related party	Suppliers	Related party	Suppliers	Related party

Companhia Nipo-Brasileira de Pelotização — NIBRASCO	73	10	54	—	40	—	70	25
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	60	1	27	15	51	—	36	12
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	53	—	27	12	16	3	16	3
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	42	—	38	1	10	3	16	15
Usina Siderúrgica de Minas Gerais S.A. — USIMINAS	62	52	33	—	1	—	—	—
Samarco Mineração S.A	5	—	2	—	—	—	—	—
MRS Logistica S.A.	—	—	—	83	9	15	4	14
Baovale Mineração S.A	1	—	—	—	25	—	21	—
Mineração Rio do Norte S.A.	—	—	—	15	27	—	47	—
Minas da Serra Geral S.A.	—	—	—	3	10	5	9	1
Gulf Industrial Investment Co. — GIIC	—	—	11	—	—	—	27	—
Valepar S. A.	—	—	—	—	—	—	—	10
Taiwan Nickel Refining Corporation	774	—	—	—	—	—	—	—
Korea Nickel Corporation	120	—	—	—	—	—	—	—
Others	11	9	14	11	10	5	8	4

Total	1,201	72	206	140	199	31	254	84

Registered as:
Current	1,201	61	206	134	199	30	254	81
Non-current	—	11	—	6	—	1	—	3

	1,201	72	206	140	199	31	254	84

The principal results arising from commercial and financial transactions carried out by the Parent Company with related parties, classified in the statement of income as revenue and costs of sales and services and financial income and expenses, are as follows:

	Consolidated
	Income		Expense / Cost
	2006	2005	2006	2005
Baovale Mineração S.A.	—	—	15	15
Gulf Industrial Investment Co.-GIIC	80	163	3	3
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	216	182	332	347
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	192	168	119	151
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	224	184	383	274
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	350	299	548	572
Mineração Rio do Norte S.A.	—	—	280	243
MRS Logística S.A.	18	6	693	657
Samarco Mineração S.A.	81	52	—	—
Usinas Siderúrgicas de Minas Gerais — USIMINAS	912	617	—	—
Other	19	91	41	10

	2,092	1,762	2,414	2,272

7.13- Inventories

	Consolidated		Parent Company
	2006	2005	2006	2005
Finished products
. Iron ore and pellets	765	820	388	413
. Manganese and ferroalloys	199	378	—	—
. Aluminum products	321	185	—	—
. Copper	10	—	10	—
. Nickel, co-products and sub products Inco	2,793	6	—	6
. Steel products	74	81	—	—
. Other	134	47	5	5

	4,296	1,517	403	424
Spare parts and maintenance supplies	2,073	1,718	702	703

	6,369	3,235	1,105	1,127

7.14- Taxes to recover or offset

	Consolidated		Parent Company
	2006	2005	2006	2005
Income tax	517	354	131	149
Value-added tax — ICMS	612	672	453	481
PIS and COFINS	618	243	53	9
INSS	24	15	22	15
Others	41	16	24	8

Total	1,812	1,300	683	662

Current	1,003	986	463	492
Non-current	809	314	220	170

	1,812	1,300	683	662

7.15- Deferred Income Tax and Social Contribution
Income of the company is subject to the normal tax system. The net balances of deferred assets and liabilities are presented as follows:

	Net Deferred
	Consolidated		Parent Company
	12/31/06	12/31/05	12/31/06	12/31/05
Tax loss carryforward	218	469	—	—
Temporary differences:
. Pension Plan	2,116	215	220	215
. Contingent liabilities	895	677	648	593
. Provision for losses on assets	402	131	328	131
. Goodwill from propety, plan and equipaments acquired	(4,319)	—	—	—
. Others	13	(21)	(311)	(184)

	(893)	1,002	885	755

Total	(675)	1,471	885	755

Current	885	428	404	334
Non-current	2,759	1,043	481	421

ASSET	3,644	1,471	885	755

Non-current	(4,319)	—	—	—

LIABILITY	(4,319)	—	—	—

The amounts reported as income tax and social contribution, which affected the results for the period, are as follows:

	Consolidated					Parent Company
	Quarter			Accumulated		Accumulated
	4Q/06	3Q/06	4Q/05	2006	2005	2006	2005
Income before income tax and social contribution	5,159	5,021	3,000	17,930	13,847	14,403	11,700
Results of equity investment	144	14	(105)	199	(269)	(9,325)	(5,466)

	5,303	5,035	2,895	18,129	13,578	5,078	6,234
Income tax and social contribution at combined tax rates	34%	34%	34%	34%	34%	34%	34%

Federal income tax and social contribution at statutory rates	(1,803)	(1,712)	(984)	(6,164)	(4,617)	(1,727)	(2,120)
Adjustments to net income which modify the effect on the results for the period:
Income tax benefit from interest on stockholders’ equity	178	173	150	734	701	734	701
Fiscal incentives	75	75	5	318	250	33	110
Results of overseas companies taxed by aliquot less than the parent company	330	694	833	1,739	1,239	—	—
Reduced incentive aliquot	18	34	28	96	116	—	—
Interest on stockholders’ equity received	—	—	—	—	—	(13)	(11)
Other	(218)	(56)	(185)	(113)	(57)	1	63

Income tax and social contribution	(1,420)	(792)	(153)	(3,390)	(2,368)	(972)	(1,257)

The deferred assets and liabilities related to income tax and social contribution arising from tax losses, negative social contribution bases and temporary differences are recognized from an accounting standpoint considering an analysis of likely future results, based on economic and financial projections prepared based on internal assumptions and macroeconomic, commercial and fiscal scenarios which could change in the future.

These temporary differences will be realized upon the occurrence of the corresponding taxable events, expected to be as follows:

	Net amount of credits
Years	Consolidated	Parent Company
2007	823	404
2008	628	142
2009	39	142
2010	(76)	11
2011	(142)	7
2012	(135)	44
2013	(132)	44
2014	(186)	44
2015	(228)	44
2016	(1,266)	3

	(675)	885

The Company has certain tax incentives relative to our manganese operations in Carajás, bauxite in Oriximiná, potash operations in Rosario do Catete, alumina and aluminum operations in Barcarena and kaolin operations in Ipixuna and Mazagão. The incentives relative to manganese comprise partial exemption up to 2013. The incentive relating to alumina and potash comprise full income tax exemption on defined production levels, which expire in 2009 and 2013, respectively, while the partial exemption incentives relative to aluminum and kaolin expire in 2013, and bauxite in 2008. An amount equal to the tax saving must be appropriated to a reserve account within stockholders’ equity and may not be distributed.
The Company has also taxes incentives related to Goro Project in New Caledonia. These incentives include an income tax holiday during the construction phase of the project and throughout a 15-year period commencing in the first year in which commercial production, as defined by the applicable legislation, is achieved followed by a five-year, 50% income tax holiday.
In addition, Goro qualifies for certain exemptions from indirect taxes such as import duties during the construction phase and throughout the commercial life of the project. Certain of these tax benefits, including the income tax holiday, are subject to an earlier phase out should the project achieve a specified cumulative rate of return. The company is subject to a branch profit tax commencing in the first year in which commercial production is achieved, as defined by the applicable legislation. To date, there is not any net income for New Caledonia tax purposes. The benefits of this legislation are expected to apply with respect to any taxes otherwise payable once the Goro project is in operation.

7.16- Investments — Consolidated and Parent Company
Consolidated

			Equity Results
	Investments		Quarter			Accumulated
	2006	2005	4Q/06	3Q/06	4Q/05	2006	2005
Investments in affiliated companies
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS (a, b)	949	1,017	108	94	88	317	402
Shandong Yankuang International Company Ltd.	49	50	(9)	—	—	(9)	—
Henan Longyu Resources Co. Ltd. (b)	239	225	19	21	23	65	23
Other	6	7	—	—	17	—	—
Exchange variation in stockholders ´equity of companies abroad	—	—	1	(2)	—	(21)	—
Investments at cost
ThyssenKrupp CSA — Cia Siderúrgica	195	—	—	—	—	—	—
SIDERAR Sociedad Anonima Industrial Y Comercial (d)	—	35	—	—	—	—	—
Quadrem International Holdings Ltd.	10	11	—	—	—	—	—
Jubilee Mines N.L ( c )	103	—	—	—	—	—	—
Lion Ore Mining International Ltd ( c )	52	—	—	—	—	—	—
Mirabela Nickel Ltd ( c )	21	—	—	—	—	—	—
Skye Resources Inc ( c )	114	—	—	—	—	—	—
Heron Resources Inc ( c )	18	—	—	—	—	—	—
Other (b)	100	51	—	4	28	16	67
Exchange variation	—	—	(1)	—	—	(4)	—

	1,856	1,396	118	117	156	364	492

(a)	Interest at market price — Usiminas R$ 1,937;

(b)	The presented result includes Dividends received from Gerdau, R$ 4, Longyu R$ 32, and Usiminas R$ 103;

(c)	Investments held through Inco Limited; and

(d)	Investment sold.

PARENT COMPANY

		Segment	Adjusted net			Results of equity		Dividends
	Partici-	stockholders'	income (loss) for	Investments		investments		received
Investment by segment	tion %	equity	the year	12/31/06	12/31/05	12/31/06	12/31/05	2006
Iron ore and pellets
Minerações Brasileiras Reunidas S.A. — MBR	89.80	3,860	2,192	3,466	1,415	1,968	1,005	784
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	50.00	95	78	48	94	40	61	48
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	50.89	144	64	73	57	32	69	30
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	50.90	127	51	65	52	26	55	25
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	51.00	167	83	85	137	42	92	47
CVRD Overseas Ltd. (a)	100.00	471	783	471	646	783	660	—
Gulf Industrial Investment Co. — GIIC (a, d)	—	—	—	—	144	44	157	—
CVRD International S.A. / Rio Doce Europa S.A.R.L (a)	100.00	12,506	4,116	12,506	5,102	4,116	2,176	—
Minas da Serra Geral S.A. — MSG (g)	50.00	105	10	53	50	5	(4)	2
Samarco Mineração S.A. (g)	50.00	906	997	451	443	499	615	491
Companhia Portuária da Baía de Sepetiba — CPBS	100.00	303	129	303	248	129	83	74
Others	—	—	—	444	281	52	30	41

				17,965	8,669	7,736	4,999	1,542
Manganese and ferroalloys
Rio Doce Manganèse Europe — RDME (a, g)	100.00	201	(3)	201	204	(3)	(76)	—
Rio Doce Manganês S.A. (g)	100.00	414	(220)	414	634	(220)	58	16
Rio Doce Limited (a)	100.00	397	—	397	312	—	—	—
Urucum Mineração S.A. (g)	99.90	47	11	47	47	11	20	8
Others	—	—	—	39	36	14	(54)	—

				1,098	1,233	(198)	(52)	24
Non-ferrous
Cadam S. A. (g)	61.48	343	—	211	127	—	(10)	—
Pará Pigmentos S.A. (g)	82.05	94	(17)	77	55	(14)	(5)	—
Ferro-Gusa Carajás (g)	77.97	53	(71)	41	96	(55)	(11)	—
Salobo Metais S.A. (f, g)	100.00	276	—	276	262	—	—	—
Advanced for capital increase — Salobo Metais S.A.	—	—	—	17	12	—	—	—
Others	—	—	—	—	(1)	—	(2)	—

				622	551	(69)	(28)	—
Logistics
Ferrovia Centro-Atlântica S.A.	100.00	(151)	(30)	(166)	(121)	(30)	(160)	—
Advanced for capital increase — Ferrovia Centro-Atlântica S.A.	—	—	—	1,788	1,525	—	—	—
MRS Logística S.A. (b,g)	40.45	913	542	369	185	207	120	20
Navegação Vale do Rio Doce S/A — Docenave (g)	100.00	90	35	90	322	35	86	100
TVV — Terminal de Vila Velha S.A. (g)	99.89	84	22	—	80	17	20	19
CPP Participações S.A.	100.00	2	(1)	2	(14)	(1)	2	—
Others	—	—	—	130	(14)	2	(1)	—

				2,213	1,963	230	67	139
Steel
California Steel Industries, Inc — CSI (a)	50.00	747	179	374	374	89	29	—
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS (e)	9.08	10,451	2,458	949	1,017	317	402	106
Others	—	—	—	194	46	—	(5)	—

				1,517	1,437	406	426	106
Aluminum
ALBRAS — Alumínio Brasileiro S.A.	51.00	1,397	451	713	577	231	91	63
ALUNORTE — Alumina do Norte do Brasil S.A.	57.03	3,182	640	1,815	1,188	365	190	31
CVRD International S.A. (a)	—	—	—	—	—	162	130	—
Mineração Rio do Norte S.A. (g)	40.00	585	346	234	373	138	170	165
Valesul Alumínio S.A. (g)	100.00	247	69	247	139	51	1	34

				3,009	2,277	947	582	293
Nickel
CVRD Inco (a)	87.73	29,564	1,122	25,936	—	985	—	—
Canico Resource Corp (a)	100.00	1,809	—	1,809	—	—	—	—

				27,745	—	985	—	—
Others
DOCEPAR S.A. (g)	100.00	30	(14)	30	43	(14)	5	—
Quadrem International Holdings Ltd (a)	9.00	—	—	10	11	(1)	(1)	—
Florestas Rio Doce S.A.	99.90	24	24	24	54	24	(12)	30
Henan Longyu Energy Resources Co. Ltd (a)	25.00	956	184	239	225	46	30	—
Tethys Mining LLC (a)	100.00	—	(10)	—	(3)	(10)	(15)	—
Compagnie Miniere Trois Riviere — CMTR (a)	100.00	5	(29)	5	4	(29)	(48)	—
Compañia Minera Andino-Brasileira Ltd-CMAB (a)	100.00	—	—	—	—	—	(4)	—
Compañia Minera Latino Americana — CMLA (a)	100.00	—	(82)	—	—	(82)	(45)	—
Rio Doce South Africa (a)	100.00	1	(49)	1	6	(49)	(54)	—
Rio Doce Moçambique (a)	100.00	10	(83)	10	5	(83)	(14)	—
Rio Doce Argentina (a)	100.00	4	(16)	4	7	(16)	(2)	—
Gevale-Indústria Mineira Ltda. (a,g)	51.00	14	(20)	7	1	(10)	(5)	—
Rio Doce Austrália Pty Ltd. (a)	100.00	2	(34)	2	5	(34)	(15)	—
CVRD Holdings GMBh (a)	100.00	37	97	37	(103)	97	(103)	—
Shandong Yankuang International Coking Co. Ltd. (a)	25.00	196	56	49	50	14	(4)	—
Others	—	—	—	(30)	(35)	(2)	(18)	—
Advances for capital increase — other companies	—	—	—	15	15	—	—	—

				403	285	(149)	(305)	30

				54,572	16,415	9,888	5,689	2,134

(a)	The net equity of companies located abroad is converted into local currency at rates in effect on the financial statements date. The equity method comprises the difference due to the exchange rate variations as well as participation in results;

(b)	The company interest in MRS Logística S.A is held directly and indirectly through Minerações Brasileiras Reunidas S.A.;

(c)	Merged companies (Ferteco, Socoimex e Samitri) — amortization of goodwill recorded in the cost of products sold of the Parent Com pany;

(d)	Company sold;

(e)	Investment in company listed on stock exchanges in 2006. The market value of this investment does not necessarily reflect the valu e that could be realized from selling a representative group of shares;

(f)	Company in pre-operating phase;

(g)	Audited by our independent auditors

7.17- Intangible
Refers basically to goodwill based on future results expectative.

	Consolidated				Parent Company
			Goodwill				Goodwill
	Intangible		amortization		Intangible		amortization
Intangible by segment	12/31/06	12/31/05	12/31/06	12/31/05	12/31/06	12/31/05	12/31/06	12/31/05
Iron ore and pellets
Goodwill of Caemi Mineração e Metalurgia S.A (Note 7.7)	4,806	1,005	(435)	(142)	4,807	1,014	(435)	(142)
Goodwill incorporated companies (a)	51	379	—	—	51	379	—	—
Goodwill of Sociedade Mineira de Mineração	25	26	—	—	25	26	—	—
Other companies	26	8	(9)	(10)	—	—	(9)	(10)

	4,908	1,418	(444)	(152)	4,883	1,419	(444)	(152)
Manganese and ferroalloys
Goodwill of Rio Doce Manganês S.A.	—	—	—	(71)	—	—	—	(71)
Nickel
Goodwill of Inco Limited. (Note 7.8)	4,624	—	(119)	—	4,624	—	(119)	—

	4,624	—	(119)	—	4,624	—	(119)	—

Total	9,532	1,418	(563)	(223)	9,507	1,419	(563)	(223)

7.18- Property, Plant and Equipment
(a) By type of asset:

		Consolidated				Parent Company
		2006			2005	2006			2005
	Average
	deprecia-tion		Accumulated				Accumulated
	rates	Cost	depreciation	Net	Net	Cost	depreciation	Net	Net
Buildings	2.78%	6,001	(1,543)	4,458	1,781	2,360	(782)	1,578	1,213
Installations	2.97%	20,591	(7,022)	13,569	9,171	9,821	(3,235)	6,586	4,687
Equipments	7.37%	7,597	(2,435)	5,162	3,515	3,178	(1,072)	2,106	1,527
Information technology equipment	20%	1,347	(534)	813	682	1,158	(435)	723	625
Railroads	3.20%	9,893	(3,671)	6,222	4,476	8,621	(3,349)	5,272	4,617
Mineral rights (note 7.4 (m))	4.95%	19,933	(731)	19,202	1,146	1,443	(225)	1,218	1,148
Others	9.89%	4,488	(1,372)	3,116	1,883	2,298	(887)	1,411	1,012

		69,850	(17,308)	52,542	22,654	28,879	(9,985)	18,894	14,829
Construction in progress	—	25,069	—	25,069	11,114	6,771	—	6,771	5,932

Total		94,919	(17,308)	77,611	33,768	35,650	(9,985)	25,665	20,761

(b) By business area:

	Consolidated
	2006			2005
		Accumulated
	Cost	depreciation	Net	Net
Ferrous
In operation	28,762	(11,102)	17,660	14,094
Construction in Progress	5,939	—	5,939	4,983

	34,701	(11,102)	23,599	19,077

Non — Ferrous
In operation	27,678	(1,160)	26,518	2,249
Construction in Progress	15,544	—	15,544	2,950

	43,222	(1,160)	42,062	5,199

Logistics
In operation	4,382	(1,491)	2,891	2,151
Construction in Progress	284	—	284	232

	4,666	(1,491)	3,175	2,383

Holdings
In operation	7,785	(3,136)	4,649	3,481
Construction in Progress	2,616	—	2,616	2,341

	10,401	(3,136)	7,265	5,822

Corporate Center
In operation	1,243	(419)	824	680
Construction in Progress	686	—	686	607

	1,929	(419)	1,510	1,287

Total	94,919	(17,308)	77,611	33,768

The total assets given as a guarantee at judicial deposits is R$ 330 on consolidated and R$ 188 on the parent company.
7.19- Loans and Financing
Current

	Consolidated		Parent Company
	2006	2005	2006	2005
Trade finance	1,842	354	1,511	—
Working capital	193	163	—	—

	2,035	517	1,511	—

Non-current

			Consolidated				Parent Company
	Current liabilities		Long-term liabilities		Current liabilities		Long-term liabilities
	2006	2005	2006	2005	2006	2005	2006	2005
Foreign operations
Loans and financing in:
U.S. dollars	444	2,013	23,423	4,040	374	775	19,323	1,903
Other currencies	8	8	28	36	8	8	28	36
Notes in U.S. dollars	238	101	14,484	2,836	—	—	—	—
Export securitization	184	191	552	805	—	—	—	—
Perpetual notes	—	—	183	176	—	—	—	—
Accrued charges	298	74	—	—	64	46	—	—

	1,172	2,387	38,670	7,893	446	829	19,351	1,939

Local operations
Indexed by TJLP, TR and IGP-M	131	175	1,224	290	39	46	1,089	187
Basket of currencies	3	4	21	20	3	4	15	—
Loans in U.S. dollars	241	318	172	531	—	1	—	20
Non-convertible debentures	—	1	5,917	330	—	1	5,558	—
Accrued charges	79	55	—	2	27	1	—	—

	454	553	7,334	1,173	69	53	6,662	207

	1,626	2,940	46,004	9,066	515	882	26,013	2,146

(a)	Foreign currency loans and financing were converted into reais at exchange rates effective on the Financial Statements date, being US$ 1.00 = R$ 2.1380 in 12/31/06 (R$ 2.3407 on 12/31/05) and ¥ 1.00 = R$ 0.0180 on 12/31/06 (R$ 0.019833 on 12/31/05);

(b)	At December 31, 2006, the consolidated debt was secured as follows:
•	Loans guaranteed by the Federal Government, to which we gave counter-guarantees of R$227;

•	Securitization program of R$743;

•	Other assets R$974.
(c)	Amortization of principal and financing charges incurred on long-term loans and financing obtained abroad and domestically mature as follows, as of 12/31/06:

	Consolidated		Parent Company
2008	18,353	39%	18,063	70%
2009	1,152	3%	387	1%
2010	2,634	6%	1,893	7%
2011 onward	23,318	51%	5,670	22%
No due date (perpetual notes and debentures)	547	1%	—	0%

	46,004	100%	26,013	100%

(d)	Long-term foreign and domestic loans and financing are subject to annual interest rates (plus exchange rate and monetary variation) in 2006 as follows:

Long-term	Consolidated		Parent Company
Up to 3%	221	0%	—	0%
3.1 to 5%	1,560	3%	31	0%
5.1 to 7%	33,095	69%	18,845	71%
7.1 to 9%	11,995	26%	7,457	28%
9.1 to 11%	266	1%	195	1%
Over 11%	298	1%	—	0%
Variable (perpetual notes)	195	0%	—	0%

	47,630	100%	26,528	100%

(e)	In October 2005, the subsidiary Vale Overseas Limited launched a US$ 300 million notes issue maturing in 2034. The notes carry a coupon of 7.65% p.a. The notes form a single series with the US$ 500 million notes issued in January 2004 and 8.25% p.a. coupon.

(f)	In January, 2006, the subsidiary Vale Overseas Limited issued US$ 1 billion 10-year 6.25% p.a. notes, payable semi-annually due 2016, at a price of 99.97% p.a. of the principal amount.

(g)	In January, 2006, the subsidiary Vale Overseas Limited concluded its tender offer for any and all of its US$ 300 millions aggregate principal amount outstanding 9.00% p.a. Guaranteed Notes due 2013.

(h)	Pursuant to the acquisition of Inco the Company concluded three transactions with total estimated value of US$ 12.3 billions, completing a significant part of the take out of the initial US$ 14.6 billions bridge loan, whose original term was 2-year, used to finance the Inco acquisition.

In the first of these three transactions, on November, 2006, the Company issued a US$ 3.75 billions 10-year and 30-year notes. The US$ 1.25 billions notes due in January 2017 bear a coupon rate of 6.25% per year, payable semi-annually. The US$ 2.5 billions notes due in 2036 bear a coupon rate of 6.875% per year, payable semi-annually.

The second transaction involved the issue on December 20, 2006 in the Brazilian market of non-convertible debentures in the amount of R$ 5.5 billions, in two series. The first series, due on November 20, 2010, R$ 1.5 billions, will be remunerated at 101.75% of the accumulated variation of the Brazilian CDI (interbank certificate of deposit) interest rate, payable semi-annually while the second series, due on November 20, 2013, R$ 4.0 billions, will be remunerated at the Brazilian CDI interest rate plus 0.25% per year, also payable semi-annually.

This debentures can be traded at a secondary market, through the Sistema Nacional de Debentures (SND).

The third transaction, closed in December, 2006, was a pre-export finance transaction of US$ 6.0 billions, defining the final allocation among the members of a bank syndicate. The transaction includes a US$ 5.0 billions tranche, five-year maturity, at Libor plus 0.625% per year, and a US$ 1.0 billion tranche, seven-year maturity, at Libor plus 0.75% per year.
7.20- Contingent Liabilities
At the Financial Statements dates the contingent liabilities of the Company were:
(a)	Provisions for contingencies net from judicial deposits, considered by management and its legal counsel as sufficient to cover losses from any type of lawsuit, were as follows:

	Consolidated		Parent Company
	12/31/06	12/31/05	12/31/06	12/31/05
a) Tax contingencies	2,218	2,054	1,404	1,686
(-) Judicial deposits	(1,046)	(658)	(742)	(404)

	1,172	1,396	662	1,282
b) Civil contingencies	565	508	378	364
(-) Judicial deposits	(265)	(223)	(201)	(167)

	300	285	177	197
c) Labor contingencies	826	549	642	423
d) Environmental contingencies	65	72	27	30

Total accrued liabilities	2,363	2,302	1,508	1,932

		2006		2005

Balance in the beginning of the year		2,302		1,932
Provisions, net from reversals		676		130
Payment		(587)		(570)
Monetary update		401		388
Increase of judicial deposits		(429)		(372)

Balance December, 31		2,363		1,508

The Company and its subsidiaries are party to labor, civil, tax and other suits and has been contesting these matters both administratively and in court. Such as, when applicable, these are backed by judicial deposits. Provisions for losses are estimated and restated monetarily by management based on the opinions of the legal department and outside counsel.
a)	Tax Contingencies:

The major suits are:
Value-Added Tax on Sales and Services (ICMS) — The contingent figure refers to the credit right of differential rate regarding the transfer of assets between company branches.
Services Tax (ISS) — The major claims are regarding local tax collecting dispute.
Tax for Social Security Financing (COFINS) — The major contingencies refer to the increase of rate form 2% to 3% between 1999 and 2000 of merged companies.
Import Duty (II) — The provision made is related to the Fiscal classification of equipments importation of merged companies
Additional Compensation to harbour workers (AITP) — Figures regarding the collection of compensation to public harbour workers equalized to Private Harbour.

Income Tax and Social Contribution — Essentially regarding a Fiscal loss compensation and negative bases of Social Contribution disputing the over the limit of 30% of taxable earnings and monetary variation of asset from merged companies.
Ohers — Regarding dispute of tax credit compensations and base of calculation of Finance Compensation by Exploration of Mineral Resources — CFEM.
b)	Civil Contingencies:
The civil actions principally related to claims made against us by contractors in connection with losses alleged to have been incurred by them as a result of various past government economic plans during which full indexation of contracts for inflation was not permitted , accidents and return of land.
c)	Labor Contingencies:
Labor and social security — related actions principally comprise claims for (i) payment of time spent traveling from their residences to the work-place, (ii) additional health and safety related payments and (iii) disputes about the amount of indemnities paid upon dismissal and the one-third extra holiday pay.
In addition to the contingencies for which we have made provisions we have possible losses totaling R$ 3,344 (R$ 1,961 parent company). Based on the advice of our legal counsel, no provision is maintained.
(b)	Guarantees given to jointly controlled companies are as follows:

	Amount of guarantee
			Denominated			Counter
Affiliate	2006	2005	currency	Purpose	Final maturity	guarantees
SAMARCO	6	11	US$	Debt guarantee IFC	2008	None
VALESUL	—	1	R$	Debt guarantee BNDES	2007	None

	6	12

(c)	The company provides a guarantee covering certain termination payments to the supplier under an electricity supply agreement entered in October 2004 for Goro nickel-cobalt development project in New Caledonia. The amount of the termination payments guaranteed depends upon a number of factors. If Goro defaults under the contract, the termination payment could reach up to an amount of 145 millions euros. Once the supply of electricity under the contract to the project begins the guaranteed amounts will decrease over the life of the contract.

Additionally, in connection with a special tax-advantage lease financing related with this project the company provides certain guarantees pursuant to which the company guarantee in certain events of default, payments up to a maximum amount of US$ 100 millions.

The Company expects such guarantees to be not executed and therefore no provisions for losses have been made.

(d)	Upon privatization of the Company in 1997, issued a non-convertible debentures (Debentures) to the stockholders of record, including the federal government. The maturity dates of these Debentures were established to guarantee that pre-privatization stockholders, including the federal government, would share with us in any future benefits from the Company mineral resources.

A total of 388,559,056 Debentures were issued at a par value of R$ 0.01 (one cent), whose value is to be restated in accordance with the variation in the General Market Price Index (IGP-M), as set forth in the Issue Deed.

On 10/04/02 Comissão de Valores Mobiliários — CVM (Brazilian Securities Commission) approved the Company’s registration request, for public trading of the Debentures. As from 10/28/02, the Debentures can be traded on the secondary market.

The debenture holders are entitled to receive semi-annual payments equivalent to a percentage of the net revenue deriving from certain mineral resources owned in May 1997 and included in the Issue Deed.

According to the Debenture Issue Deed, the amount of the premium must include interest up to the month prior to that of effective payment, plus 1% in the month in which the funds are made available to the debenture holder. Pursuant to this Deed, the payment date shall take place each semester in March and September.

On the start-up of copper projects in 2004, CVRD began calculating the premium referring to these minerals rights. Considering the iron ore sale, the Company estimates that the threshold for payment will be reached by approximately 2032 and 2019 for the Southern and Northern systems, respectively. Regarding other minerals, such as bauxite and nickel, the forecast for exploitation is for the second half of the decade, and according to the criteria established in the Deed, payment will be due on the net sales revenue in the fourth year after the date of first commercialization. The obligation to make payments to the debenture holders will cease when the pertinent mineral resources are exhausted.

On 04/03/06 e 10/02/2006 we made available payment related to debentures in the amount of R$ 4 and R$ 8, respectively.

(e)	CVRD is compromised by a contract of take-or-pay to buy approximately 33,733 thousand metric tons of bauxite from Mineração Rio do Norte S. A. — MRN by a price calculated on the quoted aluminum London Metal Exchange — LME.

Based on the market price of US$ 26.00 (R$ 55.59) per metric ton, in December 31, 2006, this represents an amount of R$ 1,384 millions, as follows:

2007	538
2008	538
2009 onward	308

1,384

7.21- Provision for asset retirement obligations
Expenditures relating to ongoing compliance with environmental regulations are charged to production costs or capitalized as incurred. The Company manages its relations with the environment as a strategic factor, having as assumption the full compliance with applicable government rules and its environmental policies according to the specifications of ISO 14,001 and maintains ongoing programs to minimize the environmental impact of its mining operations as well as to reduce the costs that will be incurred upon termination of activities at each mine. On 12/31/06, the consolidated provision for asset retirement obligations amounted to R$ 1,476 (R$ 619 parent company), which was accounted for in “Provision for asset retirement obligations” in non-current liabilities and R$ 59 (R$ 59 parent company) in “Other” in current liabilities. The Company adopts the concepts of the Accounting for Asset Retirement Obligations, as follows:
•	Costs for mine closure are recorded as part of the cost of these assets and a corresponding provision is made for such future expenditure;
•	The estimated costs are accounted for at the present value of the obligations, discounted using a risk free rate; and
•	The estimated costs are reviewed annually and changes in the present value are adjusted in the recorded amounts of the assets and liabilities.
7.22- Pension Plan
Since 1973 CVRD has sponsored a complementary pension plan that presents a defined benefit characteristics (the “Old Plan”) covering substantially all employees, with valuation of benefits based on years of service, age, contribution salary and social security benefits completion. This plan is administered by Fundação Vale do Rio Doce de Seguridade Social — VALIA and was funded by monthly contributions made by CVRD and its employees, calculated based on periodic actuarial appraisals.
In May 2000, the Company implemented a new complementary pension plan, with a variable contribution characteristic regarding the programmed retirement income and the risk benefits (death pension, disability retirement and health care help). When the launch of the “New Plan” (Plano Misto de Benefícios — Vale Mais), it was offered to our active employees the opportunity of transferring to it. Over 98% of our active employees opted to the transference. The Old Plan continues in existence, covering almost exclusively retired participants and their beneficiaries.
Additionally the Company provides a specific group of ex-employees, covered by Resolutions 05/87 and 07/89, with supplementary benefit payments through the “Abono Complementação” plus a post-retirement medical, odontological and pharmaceutical benefit for that same group, in an equal model of those practiced to actual employees.
Pursuant to the acquisition of Inco CVRD assumed benefits through defined benefit pensions that cover essentially all its employees and post-retirement benefits other than pensions that provide certain health care and life insurance benefits for retired employees as well.
The following information details the status of the defined benefit elements of the Company plans in accordance with Deliberation CVM 371/00.

(a)	Benefit plan

Fair value of assets development

	2006			2005
	Overfunded	Underfunded	Underfunded	Overfunded
	pension plans	pension plans	other benefits	pension plans
Fair value of assets at the begining of the year	6,506	—	—	5,516
Asset recognized upon consolidation of Inco	—	6,250	9	—
Actual return of assets	1,298	416	—	1,289
Contribution from sponsor	55	96	—	54
Benefits paid	(376)	(124)	—	(353)
Effect of exchange rate changes	—	(252)	—	—

Fair value of assets at the end of the year	7,483	6,386	9	6,506

Evolution of present value of obligation

	2006			2005
	Overfunded	Underfunded	Underfunded	Overfunded
	pension plans	pension plans	other benefits	pension plans
Fair value of plan assets at beginning of year	4,174	—	—	3,983
Liability recognized upon consolidation of Inco	—	7,735	2,618	—
Cost of current service	12	30	9	5
Cost of interest	534	98	33	510
Benefits paid	(376)	(126)	(33)	(353)
Plan amendment	—	(165)	—	—
Hypotheses changes	993	—	—	25
Actuarial loss	65	(2)	—	4
Effect of exchange rate changes	—	(277)	(104)	—

Fair value of plan assets at end of year	5,402	7,293	2,523	4,174

Conciliation of assets and liabilities recognized in the balance sheet

	2006			2005
	(*) Overfunded	Underfunded	Underfunded (*)	Overfunded
	pension plans	pension plans	other benefits	pension plans
Present value of actuarial obligations	(5,402)	(7,293)	(2,523)	(4,174)
Fair value of asets	7,483	6,386	9	6,506
Net gains not recognized on the balance sheet	—	(280)	—	(1,795)

Actuarial assets/liabilities to be recorded in the balance sheet	2,081	(1,187)	(2,514)	537

(*)	The Company has not recorded the actuarial asset on its balance sheet, since there is no clear evidence as to its realization, as established by item 49 of NPC 26.

Investment target and composition of plan assets

The asset fair value of these plans is R$ 13,878 and R$6,506 at the end of 2006 and 2005, respectively. The assets allocations for the Company pension plan at the end of 2006 and 2005 and the target allocation for 2007, by asset category are as follows:

	Local
		Percentage of plan assets at December
	Target allocation for 2007	31,
Composition of assets	(unaudited)	2006	2005
Equity securities	24%	28%	28%
Real estate	6%	4%	5%
Loans	5%	4%	3%
Fixed Income	65%	64%	64%

Total	100%	100%	100%

	Foreign
		Percentage of plan assets at December
	Target allocation for 2007	31, 2006
Composition of assets	(unaudited)
Equity securities	60%	61%
Fixed Income	40%	39%

Total	100%	100%

The fixed income allocation target was established in order to match the asset with the benefit payments. The proposal for 2007 is to re-establish the investments in inflation-indexed funds. The remaining investments in fixed income will be used for the payment of short-term plan benefits.

The increase of allocation target reflects the expected appreciation of the Brazilian stock markets as well as the Brazilian interest rates.

(b)	Actuarial liability

Complementary Value and Health Insurance Plan

Refers to the responsibility of the Company to complement the retirements, pensions and health assistance related to the incentive to the disconnecting of some employees occurred between 1987 e 1989.

The results of the actuarial evaluation of this liability are as follows:

Change of fair value of assets (*)

	Complementary plan
	2006	2005
Fair value of assets at the begining of the year	146	76
Actual return of assets	23	26
Contribution from sponsor	88	102
Benefits paid in the year	(61)	(58)

Fair value of assets at the end of the year	196	146

(*)	Does not apply to fair value of assets for purposes of the health plan.

Change in the present value of obligations

	Health plan		Complementary plan
	2006	2005	2006	2005
Fair value of plan assets at beginning of year	183	174	584	582
Cost of interest	24	23	74	74
Benefits paid in the year	(14)	(12)	(61)	(58)
Assumptions changes	27	—	111	—
Loss (gain) on liabilities	9	(2)	—	(14)

Fair value of plan assets at end of year	229	183	708	584

Reconciliation of assets and liabilities recognized on the balance sheet

	Health plan		Complementary plan
	2006	2005	2006	2005
Present value of totally or partially covered actuarial obligations	(229)	(183)	(708)	(584)
Fair value of assets	—	—	196	146
Net (gains) loss not recognized on the balance sheet	23	11	71	(23)

Actuarial liabilities net accrued in the balance sheet	(206)	(172)	(441)	(461)

Costs recognized in the income statement

	Health plan		Complementary plan
	2006	2005	2006	2005
Cost of interest	24	23	74	74
Actual return of assets	—	—	(23)	(26)

Total of costs, net	24	23	51	48

(c)	Sponsor contributions

	2006	2005
Mixed benefit plan — “VALE MAIS” — income	(29)	(23)
Mixed benefit plan — “VALE MAIS” — risk and proportional benefit	(55)	(54)
Pension plans in the foreign	(363)	—
Complementary value (*)	(88)	(102)
Health insurance plan for retired employee (*)	(14)	(12)

Total contributions	(549)	(191)

(*)	Refers to actuarial liabilities

(d)	Actuarial and economic hypotheses

All calculation includes future projections in relation to certain parameters, for example: salaries, interest, inflation, benefits from social security, mortality, invalidity and others. No actuarial results can be analyzed without knowledge of the scenarios utilized in the evaluation.

The actuarial economic hypotheses were considering the long-term for their maturity, and must be analyzed from this point of view. They not necessarily are realizable in the short-term.

The evaluation was based on the following economic hypotheses:

	2006		2005
Economic assumptions	Local pension	Foreign pension	Local pension
	plans	plans	plans
Discount rate	11.30% p.a.	5.00% p.a.	13.40% p.a.
Rate expected return of assets	14.98% p.a.	7.50% p.a.	13.40% p.a.
Rate of compensation increase — up to 47 years	8.15% p.a.	3.00% p.a.	8.15% p.a.
Rate of compensation increase — over 47 years	—	3.00% p.a.	—
Inflation	5.00% p.a.	1.80% p.a.	5.00% p.a.
Health care cost trend rate	8.67% p.a.	5.05% p.a.	9.20% p.a.
All assumptions were revised in 2006.
7.23- Paid-up Capital
At the Extraordinary Shareholders’ Meeting held 03/31/06 the Capital Stock was increased to R$19,492 millions, corresponding to 1,229,828,529 shares, being R$ 9,007 millions divided into 749,949,429 common shares and R$ 10,485 millions, divided into 479,879,100 preferred Class “A”, including three (3) special Class shares, all without par value.
On 05/22/06 the Company split the capital stock approved at the Extraordinary Shareholders’ Meeting held on 04/27/2006. Each existing share, both common and preferred, became two shares. After the split the capital of the Company in the amount of R$19.5 billion, corresponds to 2,459,657,058 shares, being 1,499,898,858 common shares and 959,758,200 preferred Class “A”, including six special class shares without par value (Golden share). The share/ADR proportion was maintained at 1/1, therefore, each common and preferred share will continue to be represented by one ADR .
For comparative purposes, the effects of the split were considered retroactively in the calculation of net income per share presented in the statement of income
Preferred shares have the same rights as common shares, except for the right to elect the members of the Board of Directors. They have priority to a minimum annual dividend of 6% on the portion of capital represented by this class of share or 3% of the book net equity value of the share, whichever is greater.
On 12/31/06 the Company’s capital is held as follows:

	Number of shares
Stockholders	Commom	%	Preferred	%	Total	%
Valepar S.A.	784,294,266	52	—	—	784,294,266	32
Brazilian Government (National Treasury / BNDES/ INSS / FPS)	28,356	—	30,452,052	3	30,480,408	1
American Depositary Receipts — ADRs	396,824,983	26	433,511,951	46	830,336,934	34
FMP — FGTS	70,765,599	5	—	—	70,765,599	3
PIBB — BNDES	2,981,656	—	4,215,866	—	7,197,522	—
BNDESPar	100,578,860	7	728,668	—	101,307,528	4
Foreign — institutional investors	32,263,098	2	163,372,822	17	195,635,920	8
Brazil — institutional investors	55,815,144	4	165,832,908	17	221,648,052	9
Brazil — retail investors	28,055,876	2	146,471,417	15	174,527,293	7
Treasury stock in Brazil	28,291,020	2	15,172,516	2	43,463,536	2

Total	1,499,898,858	100	959,758,200	100	2,459,657,058	100

The members of the Board of Directors and Executive Board together own 58,480 common shares and 342,583 preferred shares.

On 12/31/2006, after the purposed appropriations of the net income of the year, the Company had excess profit reserves in relation to the social capital. Following the Statutory Legislation, Management will recommend at the Ordinary Shareholders’ Meeting the increase of the capital of the Company with profit reserves of R$ 8,508 million, without new share issuance.
7.24- ADR Program — American Depositary Receipts
The Company has the registration with the United States Securities and Exchange Commission (SEC), that permits its preferred shares to be traded on the New York Stock Exchange (NYSE) as ADR — American Depositary Receipts since June, 2000 and March, 2002, respectively. As consequence of share split each ADR was also split maintaining thus the proportion of 1 (one) class “A” preferred share or common, traded with codes “RIOPR” E “RIO”, respectively.
For maintenance of this registration the Company also discloses its financial statements according to U.S.A. Principles — USGAAP showing net income for 2006 of R$ 14,195 which has differences from the net income presented according to Brazilian Principles in respect of non-amortization of goodwill and the recognition of exchange variation of foreign investments with functional currency different from that of the parent company directly into shareholders equity.
7.25-Treasury Stock
On 06/21/06 The Board of Directors approved, under the terms of Subparagraph XXXII of Article 14 of the Bylaws and based on Article 30 of Law 6404/76 and CVM Instructions 10 of 02/14/80 and 268 of 11/13/97, a buy-back program of its preferred shares, during a maximum term of 180 days, involving the acquisition of up to 47,986,763 preferred shares, corresponding to 5% of its outstanding preferred shares on May 31, 2006.
Until 12/21/06, due date of buy-back program 15,149,600 preferred shares have been acquired.
On 12/31/06, the Company had 28,291,020 common shares and 15,172,516 preferred shares, which are held in treasury in the amount of R$ 790. The 28,291,020 common shares guarantee a loan of the subsidiary Alunorte. On December 31, 2006, 3,617,821 of this shares at the market value would be sufficient to offset the balance of the debt.

Shares
Class	Quantity		Unit acquisition cost			Average quoted market price
	2006	2005	Average	Low	High	2006	2005
Preferred	15,172,516	22,916	43.45	41.13	45.15	44.84	35.49
Common	28,291,020	28,291,020	4.63	3.34	8.68	52.21	41.18

	43,463,536	28,313,936

7.26- Remuneration of Stockholders
The total remuneration proposed stockholders’ in 2006 was as follows:

Net income for the year	13,431
Legal reserve	(672)
Realization of unrealized income reserve (*)	114

Adjusted net income	12,873

Mandatory dividend amount - 25% (R$1.33 per outstanding share)	3,218

Statutory dividend on preferred shares (3% of net equity, R$0,48 per outstanding share)	458

Statutory dividend on preferred shares (6% of paid-up capital, R$0.66 per outstanding share)	629

Dividends/ Interest on stockholders ´equity	3,218
Antecipated dividends	(29)

Dividends/ Interest on stockholders ´equity proposed	3,189

(*)	The realization is based on the dividends received, write-off or disposal of investments and depreciation, write-off and disposal of property, plant and equipment.

7.27- Financial Result
Consolidated (unaudited)

	Quarter
	4Q/06 (unaudited)			3Q/06 (unaudited)			4Q/05 (unaudited)
					Monetary
		Monetary and			and			Monetary and
		exchange			exchange			exchange
	Financial	rate variation		Financial	rate variation		Financial	rate variation
	expenses	on liabilities	Total	expenses	on liabilities	Total	expenses	on liabilities	Total
Foreign debt	(583)	(32)	(615)	(128)	(22)	(150)	12	(714)	(702)
Local debt	(74)	19	(55)	(39)	4	(35)	(25)	(75)	(100)
Related parties	(1)	—	(1)	(2)	—	(2)	(3)	—	(3)

	(658)	(13)	(671)	(169)	(18)	(187)	(16)	(789)	(805)
Labor, tax and civil contingencies	(61)	(20)	(81)	(63)	(121)	(184)	(23)	(27)	(50)
Derivatives, net of gain/losses (interest and currencies)	(109)	—	(109)	71	1	72	4	—	4
Derivatives, net of gain/losses (gold, aluminum, alumina, copper, nickel and platinum)	(104)	11	(93)	91	(1)	90	(257)	(30)	(287)
Call option premium	—	—	—	(187)	—	(187)	—	—	—
CPMF	(186)	—	(186)	(42)	—	(42)	(48)	—	(48)
Other	(308)	264	(44)	(101)	(3)	(104)	(187)	159	(28)

	(1,426)	242	(1,184)	(400)	(142)	(542)	(527)	(687)	(1,214)

					Monetary
		Monetary and			and			Monetary and
		exchange			exchange			exchange
	Financial	rate variation		Financial	rate variation		Financial	rate variation
	income	on assets	Total	income	on assets	Total	income	on assets	Total
Related parties	2	—	2	1	—	1	(6)	4	(2)
Marketable securities	198	(17)	181	103	14	117	70	237	307
Other	210	20	230	34	141	175	39	106	145

	410	3	413	138	155	293	103	347	450

Financial income (expenses), net	(1,016)	245	(771)	(262)	13	(249)	(424)	(340)	(764)

	Accumulated
	2006			2005
		Monetary and			Monetary and
		exchange			exchange
	Financial	rate variation		Financial	rate variation
	expenses	on liabilities	Total	expenses	on liabilities	Total
Foreign debt	(950)	265	(685)	(323)	445	122
Local debt	(191)	77	(114)	(162)	279	117
Related parties	(7)	—	(7)	(20)	1	(19)

	(1,148)	342	(806)	(505)	725	220
Labor, tax and civil contingencies	(236)	(163)	(399)	(152)	(39)	(191)
Derivatives, net of gain/losses (interest and currencies)	(33)	1	(32)	6	3	9
Derivatives, net of gain/losses (gold, aluminum, alumina, copper, nickel and platinum)	(283)	61	(222)	(423)	22	(401)
Call option premium	(187)	—	(187)	—	—	—
CPMF	(320)	—	(320)	(152)	—	(152)
Other	(702)	57	(645)	(354)	(96)	(450)

	(2,909)	298	(2,611)	(1,580)	615	(965)

		Monetary and			Monetary and
		exchange			exchange
	Financial	rate variation		Financial	rate variation
	income	on assets	Total	income	on assets	Total
Related parties	9	(1)	8	9	(1)	8
Marketable securities	425	(65)	360	225	(83)	142
Other	327	171	498	105	(566)	(461)

	761	105	866	339	(650)	(311)

Financial income (expenses), net	(2,148)	403	(1,745)	(1,241)	(35)	(1,276)

Parent company

	Accumulated
	2006			2005
		Monetary and			Monetary and
		exchange			exchange
	Financial	rate variation		Financial	rate variation
	expenses	on liabilities	Total	expenses	on liabilities	Total
Foreign debt	(489)	(105)	(594)	(59)	145	86
Local debt	(68)	(57)	(125)	(18)	64	46
Related parties	(415)	680	265	(223)	396	173

	(972)	518	(454)	(300)	605	305
Labor, tax and civil contingencies	(225)	(158)	(383)	(141)	(36)	(177)
Derivatives, net of gain/losses (interest and currencies)	3	—	3	(4)	—	(4)
Derivatives, net of gain/losses (gold)	10	5	15	(27)	4	(23)
CPMF	(246)	—	(246)	(89)	—	(89)
Other	(311)	106	(205)	(114)	181	67

	(1,741)	471	(1,270)	(675)	754	79

		Monetary			Monetary
		and exchange			and exchange
	Financial	rate variation		Financial	rate variation
	income	on assets	Total	income	on assets	Total
Related parties	71	(165)	(94)	51	(131)	(80)
Marketable securities	56	—	56	51	13	64
Other	26	217	243	37	(19)	18

	153	52	205	139	(137)	2

Financial income (expenses), net	(1,588)	523	(1,065)	(536)	617	81

7.28- Financial Instruments — Derivatives
The main market risks CVRD faces are interest rate risk, exchange rate risk and commodity price risk. Some of these risks are managed through the use of derivative instruments. The Company risk management activities follow the risk management policy, which requires diversification of transactions and counter-parties. CVRD monitors and evaluates the overall position regularly in order to evaluate financial results and impact on cash flow. CVRD also periodically reviews the credit limits and creditworthiness of hedging counter-parties.
Interest Rate and Exchange Rate Risk
The Company is exposed to interest rate risk on outstanding borrowings and in future debt issuances. The floating rate debt of CVRD consists principally of U.S. dollar borrowings related to trade finance and loans from commercial banks and Real borrowings indexed to CDI (Interbank Certificate of Deposit), related to the debentures issued in 2006 in the local market.
To mitigate the effects of interest rate volatility on the foreign debt CVRD sometimes makes use of natural hedges allowed by the positive correlation between floating interest rates and metals prices. When natural hedges are not effective, CVRD tries replicate the hedging effect by using derivatives.
The floating rate debt denominated in reais of CVRD is mainly subject to changes in CDI, related to the debentures issued in 2006, and associated with the takeout strategy of Inco acquisition.
To mitigate the foreign exchange exposure component in cash flows, associated with the issuance of debt in Brazilian reais, the Company has entered into swap agreements to convert cash flows in Brazilian reais indexed to CDI into U.S. dollar cash flows indexed to a fixed rate in dollars.
The Company is exposed to exchange rate risk associated with foreign currency denominated debt. On the other hand, a substantial proportion of revenues is denominated in, or automatically indexed to, the U.S. dollar. This provides a natural hedge against any devaluation of the Brazilian real against the U.S. dollar. When devaluation occurs, the immediate negative impact on foreign currency denominated debt is offset over time by the positive effect of devaluation on future cash flows. In light of this framework, derivative instruments are generally not used to manage the currency exposure on your long-term dollar-denominated debt. However, CVRD may occasionally use derivatives to minimize the effects of the volatility of the exchange rates between Brazilian reais and U.S. dollars in the cash flow.
The Company uses forward currency contracts to eliminate the risk of exchange rate movements on a portion of future construction cost of capital assets at Ontario operations and the planned production facilities for the Goro project. These transactions are performed under CVRD Inco. The outstanding transactions are mainly executed to protect the risks arising from the volatility of Euro, AUD, CNY and GBP.
Commodities Price Risk
Used by CVRD derivative instruments to manage exposure to the fluctuation of commodity prices.
Nickel — Not used derivatives instruments to hedge the exposure to fluctuating nickel prices. The Company does not enter into LME forward purchase contracts which are substantially offset by fixed price customer contracts in order to maintain the exposure to nickel price risk.
Copper — There was outstanding put option contracts, giving the right, but not the obligation, to sell copper, and sold call option contracts, giving the buyer the right, but not the obligation, to purchase copper, during the period extending to 2008.
Gold — There is a small position in gold derivative instruments, structured to manage the exposure associated with the production of gold as a by-product of copper concentrate.
Aluminum — There was outstanding option contracts and forwards to protect the exposure to aluminum prices in the aluminum and alumina operations.
Platinum — Derivatives are used to guarantee certain minimum price in respect of a portion of production of that metal.
Fuel Oil and Natural Gas — Fuel oil and natural gas swap contracts are used to reduce the effect of energy price volatility on the operational costs.
Most of our commodity derivative transactions have been settled in cash, without physical delivery of product.
The nickel, platinum, fuel oil and natural gas derivative trades are performed under CVRD Inco. Copper derivative trades are performed to protect CVRD and CVRD Inco production and provide minimum cash flow requirements in accordance with our risk management policy.

The asset (liability) balances and the change in fair value of derivative financial instruments are as follows:

	Consolidated
	4Q/06
	Interest rates			Products of
	(libor)	Currencies	Gold	aluminium	Copper	Nickel	Platinum	Total
Gains / (losses) unrealized on 09/30/06	(3)	77	(111)	(422)	6	—	—	(453)
Gains / (Losses) recognized upon consolidation of Inco	9	20	—	—	(778)	132	(47)	(664)
Financial settlement	—	(14)	14	48	(1)	(188)	—	(141)
Financial expenses, net	7	(116)	(20)	(314)	135	90	5	(213)
Monetary variations, net	—	—	2	9	—	—	—	11

Gains / (losses) unrealized on 12/31/06	13	(33)	(115)	(679)	(638)	34	(42)	(1,460)

	3Q/06
	Interest rates			Products of
	(libor)	Currencies	Gold	aluminium	Copper	Nickel	Platinum	Total
Gains / (losses) unrealized on 06/30/06	(2)	4	(131)	(546)	—	—	—	(675)
Financial settlement	—	—	10	50	—	—	—	60
Financial expenses, net	(1)	72	10	75	6	—	—	162
Monetary variations, net	—	1	—	(1)	—	—	—	—

Gains / (losses) unrealized on 09/30/06	(3)	77	(111)	(422)	6	—	—	(453)

	4Q/05
	Interest rates			Products of
	(libor)	Currencies	Gold	aluminium	Copper	Nickel	Platinum	Total
Gains / (losses) unrealized on 09/30/05	(15)	2	(81)	(288)	—	—	—	(382)
Financial settlement	2	—	9	47	—	—	—	58
Financial expenses, net	5	—	(30)	(227)	—	—	—	(252)
Monetary variations, net	(1)	—	(5)	(26)	—	—	—	(32)

Gains / (losses) unrealized on 12/31/05	(9)	2	(107)	(494)	—	—	—	(608)

	2006
	Interest
	rates			Products of
	(libor)	Currencies	Gold	aluminium	Copper	Nickel	Platinum	Total
Gains / (losses) unrealized on 12/31/05	(9)	2	(107)	(494)	—	—	—	(608)
Gains / (Losses) recognized upon consolidation of Inco	9	20	—	—	(778)	132	(47)	(664)
Financial settlement	4	(14)	41	224	(1)	(188)	—	66
Financial expenses, net	8	(41)	(58)	(461)	141	90	5	(316)
Monetary variations, net	1	—	9	52	—	—	—	62

Gains / (losses) unrealized on 12/31/06	13	(33)	(115)	(679)	(638)	34	(42)	(1,460)

	2005
	Interest
	rates			Products of
	(libor)	Currencies	Gold	aluminium	Copper	Nickel	Platinum	Total
Gains / (losses) unrealized on 12/31/04	(45)	9	(97)	(299)	—	—	—	(432)
Financial settlement	21	(2)	27	170	—	—	—	216
Financial expenses, net	11	(5)	(44)	(378)	—	—	—	(416)
Monetary variations, net	4	—	7	13	—	—	—	24

Gains / (losses) unrealized on 12/31/05	(9)	2	(107)	(494)	—	—	—	(608)

	Parent Company
	2006
	Interest rates
	(libor)	Currencies	Gold	Copper	Total
Gains / (losses) unrealized on 12/31/05	—	2	(63)	—	(61)
Financial settlement	—	—	25	—	25
Financial expenses, net	—	3	(36)	46	13
Monetary variations, net	—	—	5	—	5

Gains / (losses) unrealized on 12/31/06	—	5	(69)	46	(18)

	2005
	Interest rates
	(libor)	Currencies	Gold	Copper	Total
Gains / (losses) unrealized on 12/31/04	(9)	9	(55)	—	(55)
Financial settlement	8	(2)	15	—	21
Financial expenses, net	1	(5)	(27)	—	(31)
Monetary variations, net	—	—	4	—	4

Gains / (losses) unrealized on 12/31/05	—	2	(63)	—	(61)

     Non-realized gains, are registered in account Others Long Assets in an amount of R$ 106, R$ 83 e R$2 in December 31,2006, September 30, 2006 and December 31,2005, respectively on the consolidate and in the amount of R$ 51 and R$2 in December 31,2006 and December 31,2005 respectively to the parent company.
     Final maturity dates for the above instruments are as follows:

Gold	December 2008
Interest rates (LIBOR)	December 2011
Currencies	December 2011
Aluminum products	December 2008
Copper	December 2008
Nickel	September 2008
Platinum	December 2008
7.29- Selling, Administrative , Other Operating Expenses and Non Operating Income

	Consolidated					Parent Company
	Quarter (Unaudited)			Accumulated		Accumulated
Administrative	4Q/06	3Q/06	4Q/05	2006	2005	2006	2005
Personnel	113	152	115	546	460	309	263
Services of technical consulting	47	44	31	162	130	106	94
Advertising and publicity	38	25	44	145	113	141	112
Depreciation	72	62	49	239	141	168	68
Travel expenses	8	13	14	46	48	38	41
Rents and taxes	15	14	16	54	56	27	31
Community aborigine	5	8	4	21	17	21	17
Administrative Expenses of acquired company	99	—	—	99	—	—	—
Other	84	58	110	257	315	63	59
Sales	88	26	53	350	340	8	3
Selling Expenses of acquired company	33	—	—	33	—	—	—

Total	602	402	436	1,952	1,620	881	688

	Consolidated					Parent Company
	Quarter (Unaudited)			Accumulated		Accumulated
Other operating expenses (income), net	4Q/06	3Q/06	4Q/05	2006	2005	2006	2005
Provisions for contingencies	77	74	97	226	275	112	86
Provision for loss on ICMS credits	31	24	23	159	40	88	—
Provision for profit sharing	347	76	70	563	230	312	180
Fundação Vale do Rio Doce — FVRD	26	15	34	47	76	38	66
Asset retirement obligation	264	—	—	264	—	178	—
Other	(4)	159	(19)	194	213	128	(97)

Total	741	348	205	1,453	834	856	235

	Consolidated					Parent Company
	Quarter (Unaudited)			Accumulated		Accumulated
Non operating results	4Q/06	3Q/06	4Q/05	2006	2005	2006	2005
Gerdau	89	34	—	123	—	123	—
Usiminas	135	—	—	135	—	135	—
Siderar	197	—	—	197	—	—	—
Gulf Investment Co. — GIIC	—	—	—	737	—	—	—
Nova Era Silicon — NES	—	—	—	20	—	20	—
Quebec Carter Mining — QCM	—	—	—	—	298	—	—

	421	34	—	1,212	298	278	—
Non operating expenses from company adcquired	(1,427)	—	—	(1,427)	—	—	—

Total	(1,006)	34	—	(215)	298	278	—

7.30- Concessions and Leases
(a)	Railroad — Companies

The Company and some of its group companies entered into agreements with the Brazilian government, through the Ministry of Transport, for concession, exploitation and development of public rail cargo transport services and for lease of the assets destined for rendering these services.

The concessions periods are, for railroad:

Railroad	End of concession period
Vitória-Minas (direct) (*)	June 2027
Carajás (direct) (*)	June 2027
Malha Centro-Leste (indirect via FCA)	August 2026
Malha Sudeste (indirect via MRS)	December 2026

(*)	Concessions with no disbursement
The concessions will expire upon one of the following events: termination of the contractual term, cancellation, forfeiture, rescission, annulment and bankruptcy or extinction of the concessionaire.

Concessions and leasing from controlled companies are accounting treated as operating leasing and present the following characteristics:

	FCA		MRS
1) Total installments		112		117
2) Frequency of payment	Quarterly		Quarterly
3) Update index	IGP-DI FGV		IGP-DI FGV
4) Total installment paid		35		38
5) Installment current value
Concession	R$	2	R$	2
Leasing	R$	29	R$	42
(b)	Ports The Company owns specialized port terminals as listed below:

		End of concession
Terminal (*)	Localization	period
Tubarão Terminal	Vitória — ES	2020
Praia Mole Terminal	Vitória — ES	2020
Various Products Terminal	Vitória — ES	2020
Vila Velha Terminal	Vila Velha — ES	2023
Liquid Bulk Terminal	Vitória — ES	2020
Ponta da Madeira Maritime Terminal — Pier I	São Luís — MA	2018
Ponta da Madeira Maritime Terminal — Pier II	São Luís — MA	2010
Ponta da Madeira Maritime Terminal — Pier III	São Luís — MA	2018
Inácio Barbosa Maritime Terminal	Aracaju — SE	2012

(*)	Concessions with no disbursement.
(c)	Hydroelectric Projects
The Company develops projects of electricity generation with the objective of self-supply. The projects in which the Company has investments are:

		% Participation on
Project	Start-up of operations	energy generation
Funil	In operation	51.00
Candonga	In operation	50.00
Igarapava	In operation	38.15
Porto Estrela	In operation	33.33
Aimorés	In operation	51.00
Capim Branco I	In operation	48.42
Machadinho	In operation	8.77
Larona (*)	In operation	53.66
Balambano (*)	In operation	53.66
Capim Branco II	March of 2007	48.42
Estreito	September of 2010	30.00

(*)	Refers to the inderect participation trought CVRD Inco
7.31- Effects on the Statements if Price-Level Restatement were Applied (unaudited)
The main difference between the financial statements prepared according to Statutory Accounting Practices and those according to the price-level restatement method is due to the recognition, in the latter, of the net monetary restatement of permanent assets and stockholders’ equity.
The Balance Sheet and the Statement of Income by monetary restatement, at December 31, 2006 price levels were prepared shortly indexed by the IGP-M of FGV.:

BALANCE SHEET

Years ended December 31
	Consolidated		Parent Company
	2006	2005	2006	2005
Assets
Current assets	27,022	12,900	8,522	5,405
Non-Current
Long — Term Receivable	6,957	3,765	1,964	1,773
Investments	4,147	3,675	70,371	31,159
Intangible	12,066	3,734	12,960	4,656
Property, plant and equipment	100,951	55,302	34,587	29,552
Deferred charges	1,109	1,523	—	—

	125,230	67,999	119,882	67,140

	152,252	80,899	128,404	72,545

Liabilities and stockholders’ equity
Current assets	16,644	12,114	12,484	10,446
Non-Current
Income tax	761	—	2,830	—
Other	64,285	17,720	48,566	14,107
Deferred income	7	9	—	—
Minority interests	6,031	3,064	—	—
Stockholders’ equity
Paid-up capital	19,492	14,536	19,492	14,654
Capital reserves	7,019	6,336	7,019	6,218
Revenue reserves	38,013	27,120	38,013	27,120

	64,524	47,992	64,524	47,992

	152,252	80,899	128,404	72,545

STATEMENT OF INCOME

Years ended December 31
	Consolidated		Parent Company
	2006	2005	2006	2005
Operating revenues	47,914	36,741	20,383	18,808
Value Added taxes	(1,491)	(1,411)	(1,078)	(1,044)

Net operating revenues	46,423	35,330	19,305	17,764
Cost of products and services	(21,281)	(16,954)	(10,908)	(9,979)

Gross profit	25,142	18,376	8,397	7,785
Gross margin	54.2%	52.0%	43.5%	43.8%
Operating expenses, net	(4,355)	(4,573)	(2,194)	(1,259)

Operating profit before results of equity investments	20,787	13,803	6,203	6,526
Results of equity investments	(202)	280	9,583	5,721

Operating profit	20,585	14,083	15,786	12,247
Non operating income	(218)	309	285	—

Income before income tax and social contribution	20,367	14,392	16,071	12,247
Income tax and social contribution	(4,237)	(2,462)	(1,076)	(1,392)

Income before minority interest	16,130	11,930	14,995	10,855
Minority interest	(1,135)	(1,075)	—	—

Net income for the year	14,995	10,855	14,995	10,855

7.32- Insurance
Operational Risks

CVRD has an extensive risk management program that provides coverage and protection for all its assets as well as against possible losses from production interruptions, through All Risks policy. This program includes on-site inspection and training carried out by the various risk committees constituted by the Company, its subsidiaries and associated companies. The Company tries to harmonize risks in all areas and provide single and uniform treatment, and also seeking coverage in the domestic and international markets at levels compatible with an enterprise the size of CVRD.
Insurance
In order to provide the best instruments for more efficient risk management, in 2002, CVRD established a captive reinsurer, created for the purpose of improving risk management and to provide a more efficient instrument for negotiation, serving exclusively to underwrite the risks of the companies of the Group, in Brazil and abroad. Besides this, intensified action by the risk committees is being undertaken to accomplish technical recommendation from insurance and reinsurance market during annual inspections and are aligned with the group investments in operating and maintenance.
7.33- Profit Sharing Plan
The Company ’s profit sharing plan for the employees is consisting of a portion that is subject to the financial results measured through indicators as operating cash flow and for the achievement of the performance target of the units and individual.
7.34- Information by segment and geographical information
The informations by business segment, additionally presented, were prepared according to North America accounting rule — SFAS 131 “Disclosures about Segments of Enterprise and Related Information” issued by FASB “ Financial Accounting Standards Board”
The financial statements by business area are structured in accordance with the following segments: Ferrous products, Non-ferrous, Logistics, Aluminum, Steel, Corporate and other.

Consolidated Statement of Income by segment

Years ended December 31
	In million of reais
	2006
				Holdings
	Ferrous	Non-ferrous					Corporate
	minerals	minerals	Logistics	Aluminium	Steel	Others	center	Total
Operating revenues
Sales of ore and metals
Iron ore and pellets	26,410	—	—	—	—	—	—	26,410
Manganese and ferroalloys	1,225	—	—	—	—	—	—	1,225
Copper concentrate	—	1,692	—	—	—	—	—	1,692
Potash	—	310	—	—	—	—	—	310
Kaolin	—	473	—	—	—	—	—	473
Nickel and other products (*)	—	6,025	—	—	—	—	—	6,025

	27,635	8,500	—	—	—	—	—	36,135

Transport services	—	—	3,405	—	—	—	—	3,405
Sales of aluminum-related products	—	—	—	5,533	—	—	—	5,533
Sales os steel products	—	—	—	—	1,478	—	—	1,478
Other products and services	55	—	—	13	—	127	—	195

	27,690	8,500	3,405	5,546	1,478	127	—	46,746

Vale Added taxes	(714)	(80)	(548)	(112)	—	—	—	(1,454)

Net operational revenues	26,976	8,420	2,857	5,434	1,478	127	—	45,292

Cost of products and services
Ores and metals	(10,632)	(3,946)	—	—	—	—	—	(14,578)
Transport services	—	—	(1,770)	—	—	—	—	(1,770)
Aluminum-related products	—	—	—	(3,013)	—	—	—	(3,013)
Steel products	—	—	—	—	(1,231)	—	—	(1,231)
Other products and services	(59)	—	—	—	—	(105)	—	(164)

	(10,691)	(3,946)	(1,770)	(3,013)	(1,231)	(105)	—	(20,756)

Gross profit	16,285	4,474	1,087	2,421	247	22	—	24,536

Gross margin	60.4%	53.1%	38.0%	44.6%	16.7%	—	—	54.2%

Operational expenses
Selling and admnistrative	(1,424)	(244)	(92)	(160)	(15)	(17)	—	(1,952)
Research and development	(269)	(361)	(22)	—	—	(390)	—	(1,042)
Other operating expenses	(1,307)	(136)	—	(17)	(19)	26	—	(1,453)

	(3,000)	(741)	(114)	(177)	(34)	(381)	—	(4,447)

Operating profit (loss) before financial results and result of equity investments	13,285	3,733	973	2,244	213	(359)	—	20,089

Results of equity investments	(435)	(102)	—	—	335	3	—	(199)

Financial result, net	—	—	—	—	—	—	(1,745)	(1,745)

Operating profit (loss)	12,850	3,631	973	2,244	548	(356)	(1,745)	18,145

Non operating income	954	(1,427)	—	—	135	123	—	(215)

Income (loss) before income tax and social contribution	13,804	2,204	973	2,244	683	(233)	(1,745)	17,930

Income tax and social contribution	(1,931)	(805)	(144)	(427)	(79)	(4)	—	(3,390)

Income (loss) before minority interests	11,873	1,399	829	1,817	604	(237)	(1,745)	14,540
Minority interests	(33)	(301)	(278)	(497)	—	—	—	(1,109)

Income (loss) for the year	11,840	1,098	551	1,320	604	(237)	(1,745)	13,431

(*)	Nickel and other products by-products (copper, precious metals, cobalt e others) of CVRD Inco

	2005
				Holdings
	Ferrous	Non-ferrous					Corporate
	minerals	minerals	Logistics	Aluminium	Steel	Others	center	Total
Operating revenues
Sales of ore and metals
Iron ore and pellets	23,438	—	—	—	—	—	—	23,438
Manganese and ferroalloys	1,488	—	—	—	—	—	—	1,488
Copper concentrate	—	937	—	—	—	—	—	937
Potash	—	359	—	—	—	—	—	359
Kaolin	—	428	—	—	—	—	—	428

	24,926	1,724	—	—	—	—	—	26,650
Transport services	—	—	3,291	—	—	—	—	3,291
Sales of aluminum-related products	—	—	—	3,857	—	—	—	3,857
Sales os steel products	—	—	—	—	1,509	—	—	1,509
Other products and services	33	1	—	9	—	—	—	43

	24,959	1,725	3,291	3,866	1,509	—	—	35,350
Vale Added taxes	(701)	(62)	(494)	(100)	—	—	—	(1,357)

Net operational revenues	24,258	1,663	2,797	3,766	1,509	—	—	33,993

Cost of products and services
Ores and metals	(9,531)	(1,054)	—	—	—	—	—	(10,585)
Transport services	—	—	(1,977)	—	—	—	—	(1,977)
Aluminum-related products	—	—	—	(2,361)	—	—	—	(2,361)
Steel products	—	—	—	—	(1,364)	—	—	(1,364)
Other products and services	(21)	(2)	—	(1)	—	—	—	(24)

	(9,552)	(1,056)	(1,977)	(2,362)	(1,364)	—	—	(16,311)

Gross profit	14,706	607	820	1,404	145	—	—	17,682

Gross margin	60.6%	36.5%	29.3%	37.3%	9.6%	—	—	52.0%

Operational expenses
Selling and admnistrative	(1,232)	(99)	(93)	(168)	(26)	(2)	—	(1,620)
Research and development	(210)	(184)	(10)	(14)	—	(254)	—	(672)
Other operating expenses	(716)	(51)	(52)	3	(2)	(16)	—	(834)

	(2,158)	(334)	(155)	(179)	(28)	(272)	—	(3,126)

Operating profit (loss) before financial results and result of equity investments	12,548	273	665	1,225	117	(272)	—	14,556

Results of equity investments

Gain on investments accounted by the equity method	94	—	—	—	397	1	—	492
Amortization of goodwill	(223)	—	—	—	—	—	—	(223)

	(129)	—	—	—	397	1	—	269
Financial result, net
Financial expenses, net	—	—	—	—	—	—	(1,240)	(1,240)
Monetary and exchange rate variation, net	—	—	—	—	—	—	(36)	(36)

	—	—	—	—	—	—	(1,276)	(1,276)

Operating profit (loss)	12,419	273	665	1,225	514	(271)	(1,276)	13,549
Non operating income	—	—	—	—	—	298	—	298

Income (loss) before income tax and social contribution	12,419	273	665	1,225	514	27	(1,276)	13,847
Income tax and social contribution	(2,136)	(3)	(98)	(95)	(46)	10	—	(2,368)

Income (loss) before minority interests	10,283	270	567	1,130	468	37	(1,276)	11,479
Minority interests	(619)	—	(121)	(230)	—	(66)	—	(1,036)

Income (loss) for the year	9,664	270	446	900	468	(29)	(1,276)	10,443

7.35- Social Report
The social report presents the social indicators, environmental, the functional, quantitative and relevant information about the exercise of business citizenship and was prepared in accordance with the resolution of Conselho Federal de Contabilidade — CFC No. 1003. The information presented was obtained from the auxiliary records and some management information of the Company direct and indirect subsidiaries and jointly controlled companies.

	Consolidated (unaudited)		Parent Company
Calculation Base	2006	2005	2006	2005
Gross Revenue	46,746	35,350	19,874	18,098
Operating income before financial results and equity results	20,089	14,556	5,865	6,153
Gross pay roll	2,025	1,217	868	695

		% of			% of			% of			% of
			Operating			Operating			Operating			Operating
Labor indicators	value	payroll	income	value	payroll	income	value	payroll	income	value	payroll	income
Nutrition	150	7%	1%	122	10%	1%	91	10%	2%	72	10%	1%
Compulsory payroll charges	524	26%	3%	460	38%	3%	332	38%	6%	287	41%	5%
Transportation	109	5%	1%	—	—	—	63	7%	1%	47	7%	1%
Private Pension	260	13%	1%	102	8%	1%	99	11%	2%	85	12%	1%
Health	150	7%	1%	91	7%	1%	70	8%	1%	54	8%	1%
Education	112	6%	1%	113	9%	1%	69	8%	1%	70	10%	1%
Employee profit sharing plan	563	28%	3%	235	19%	2%	312	36%	5%	180	26%	3%
Other	119	6%	1%	160	13%	1%	59	7%	1%	30	4%	—

Total — Labor indicators	1,987	98%	10%	1,283	104%	10%	1,095	126%	19%	825	118%	13%

		% of			% of			% of			% of
		Operating	Net operating		Operating	Net operating		Operating	Net operating		Operating	Net operating
Social Indicators	value	income	revenue	value	income	revenue	value	income	revenue	value	income	revenue
Taxes (excluding payroll charges)	5,980	30%	13%	4,219	29%	12%	2,566	44%	13%	2,593	42%	14%
Citizenship investments	341	2%	1%	108	1%	—	285	5%	1%	77	1%	—
Social actions and projects	310	2%	1%	90	1%	—	265	5%	1%	59	1%	—
Community Aborigine	31	0%	—	18	—	—	20	0%	—	18	—	—
Environmental investments	474	2%	1%	197	1%	1%	317	5%	2%	129	2%	1%
Operating	369	2%	1%	175	1%	—	303	5%	2%	108	2%	1%
External programs and/or projects	105	1%	—	22	0%	—	14	0%	—	21	—	—

Total — Social Indicators	6,795	34%	15%	4,524	31%	13%	3,168	54%	16%	2,799	45%	15%

Workforce Indicators
Number of employees at the end of the period			55,819			38,828			26,006			21,882
Number of hirings during the period			8,117			6,910			5,364			4,424

Social and environmental projects developed by the Company are defined by:	( )	directors	(x)	directors and managers	( )	all employees
Occupational health and safety standards were defined by:	(x)	directors and managers	( )	all employees	( )	all + CIPA
Concerning Unions and the right to negotiate collectively and have internal representation of the employees, the Company:	(x )	is not involved in	( )	follows the standards of ILO	( )	encoureges and follows the ILO
The private pension system covers:	( )	directors	( )	directors and managers	(x)	all employees
Profits/ results sharing covers:	( )	directors	( )	directors and managers	(x)	all employees
On selecting suppliers, the same ethical standards of social and environmental responsibility adopted by the Company:	( )	will not be considered	( )	are suggested	(x)	are required
Concerning the participation of employees in voluntary work programs, the Company:	( )	is not involved in	( )	support	(x)	organizes and encoureges
Social responsabitlity criteria to select suppliers

Besides technical and economic aspects, the Company considers legal, environment, and health and security aspects in the selection of its suppliers.
From the legal point of view, it is required a regular situation on legal aspects and labour and social social security. The environment aspect is verified through documents which confirm the regular situation for the suppliers with the governmental agencies, besides evidence of preservation and environment policies. The engagement with health and security is estimated through questionary form which considers action of preventive policies. Also it is considers the performance of the suppliers with the local community. The Company hires suppliers considering the criteria above, moreover the Company implemented “Program a de Desenvolvim ento de Fornecedores (PDF). Promoting the suppliers´s development, the PDF extends the benefits to the local community and the bussiness área, supporting the socioeconomic development.

8- Attachment I — Statement of Investments in Subsidiaries and Jointly-Controlled Companies

Period ended december 31, 2006							In thousands of reais
			Accounting information
	Participation (%)		Assets			Liabilities and stockholders’ equity			Statement of income
				Non-current
				assets			Non-Current assets
					Investments,
					property plant		Long-term,
					and		deferred			Cost of
					equipment		income and	Adjusted		products	Operating	Non-	Income tax	Adjusted
					and deferred		minority	stockholder	Net	and	income	operating	and Social	net income
	Total	Voting	Circulante	Long-term	charges	Current	interest	s’ equity	revenues	services	(expenses)	result	contribution	(loss)
Subsidiaries (a)
ALBRAS — Aluminio Brasileiro S.A.	51.00	51.00	506	1,443	1,067	504	1,115	1,397	2,335	(1,490)	(234)	—	(160)	451
ALUNORTE — Alumina do Norte Brasil S.A.	57.03	61.74	833	100	4,042	591	1,203	3,182	2,703	(1,561)	(282)	—	(220)	640
Brasilux S.A.	100.00	100.00	2	33	1	13	—	23	—	—	(1)	—	—	(1)
Companhia Paulista de Ferro Ligas	100.00	100.00	59	183	1	140	99	4	—	—	4	11	(11)	4
Companhia Portuaria Baia de Sepetiba — CPBS	100.00	100.00	174	6	153	30	—	303	285	(99)	10	—	(67)	129
CVRD Inco	87.73	87.73	9,644	372	37,285	4,198	13,539	29,564	6,025	(2,760)	82	(1,427)	(798)	1,122
CVRD International S.A. (b)	100.00	100.00	11,728	18,780	34,608	6,552	42,570	15,992	17,609	(13,190)	719	949	(107)	5,980
CVRD Overseas Ltd.	100.00	100.00	706	552	895	1,640	43	471	2,751	(1,875)	(49)	—	—	783
Docepar S.A.	100.00	100.00	12	321	—	27	277	30	—	—	(13)	—	—	(14)
Ferrovia Centro — Atlantica S.A.	100.00	100.00	275	128	1,511	146	1,919	(151)	711	(701)	(40)	—	—	(30)
Ferro Gusa Carajas S.A.	77.97	77.97	114	1	297	359	1	53	119	(135)	(55)	—	—	(71)
Florestas Rio Doce S.A.	99.90	100.00	30	29	4	31	9	24	—	—	28	—	(4)	24
Mineracoes Brasileiras Reunidas S.A. — MBR	89.80	89.80	1,630	77	3,444	759	182	4,210	3,779	(1,929)	1,161	6	(544)	2,473
Mineracao Tacuma Ltda.	100.00	100.00	—	—	1,638	17	1,788	(166)	—	—	(50)	—	—	(50)
Navegacao Vale do Rio Doce S.A. — DOCENAVE	100.00	100.00	104	46	132	98	93	90	61	(18)	17	—	(25)	35
Rio Doce International Finance Ltd.	100.00	100.00	1	—	—	8	—	(8)	—	(1)	192	—	—	191
Rio Doce Manganese Europe- RDME	100.00	100.00	219	—	74	89	3	201	444	(426)	(26)	2	(1)	(3)
Rio Doce Manganese Norway AS	100.00	100.00	105	8	63	87	12	75	172	(133)	(28)	—	—	11
Rio Doce Manganes S.A.	100.00	100.00	421	159	361	273	254	414	626	(556)	(232)	(72)	15	(220)
Salobo Metais S.A.	100.00	100.00	1	—	888	1	612	276	—	—	—	—	—	—
TVV — Terminal de Vila Velha S.A.	100.00	99.89	46	8	58	19	8	84	120	(86)	(1)	—	(11)	22
Urucum Mineracao S.A.	100.00	100.00	100	21	67	29	113	47	152	(90)	(44)	(3)	(5)	11
Vale Overseas Ltd.	100.00	100.00	447	12,362	—	447	12,362	—	—	—	—	—	—	—
Valesul Aluminio S.A.	100.00	100.00	168	74	135	99	32	247	566	(438)	(31)	6	(34)	69

Jointly-controlled companies (a)
California Steel Industries, Inc.	50.00	50.00	877	5	525	338	320	747	2,957	(2,483)	(80)	—	(157)	179
Companhia Coreano-Brasileira de Pelotizacao — KOBRASCO	50.00	50.00	147	22	254	180	147	95	755	(613)	(15)	—	(49)	78
Companhia Hispano-Brasileira de Pelotizacao — HISPANOBRAS	50.89	51.00	242	47	90	182	54	144	674	(540)	(28)	—	(42)	64
Companhia italo-Brasileira de Pelotizacao — ITABRASCO	50.90	51.00	194	58	95	156	64	127	616	(507)	(25)	—	(33)	51
Companhia Nipo-Brasileira de Pelotizacao — NIBRASCO	51.00	51.11	304	66	190	334	59	167	1,192	(982)	(57)	—	(70)	83
Minas da Serra Geral S.A. — MSG	50.00	50.00	34	14	81	3	19	105	25	(11)	(1)	—	(3)	10
Mineracao Rio do Norte S.A.	40.00	40.00	174	519	962	846	224	585	926	(521)	(7)	(6)	(46)	346
MRS Logistics S.A.	40.45	37.23	726	286	1,464	980	582	913	1,964	(1,039)	(103)	(7)	(273)	542
Samarco Mineracao S.A.	50.00	50.00	739	213	2,119	863	1,303	906	2,462	(883)	(351)	4	(235)	997
Baovale Mineracao S. A.	50.00	100.00	50	—	51	4	—	98	30	(5)	(17)	—	(3)	5
Notes:
(a)	The amounts above correspond to totals presented in the Financial Statements of these companies on December 31, 2006 adjusted and unaudited;

(b)	Previously known as Itabira Rio Doce Company Ltd. — ITACO.
Additional information of the main investee companies available on the CVRD website, www.cvrd.com.br, investor relations.

9- Report of the Independent Accountants
     (Convenience Translation into English from the Original Previously Issued in Portuguese)
1. We have audited the accompanying balance sheets of Companhia Vale do Rio Doce, holding company and consolidated, as of December 31, 2006 and 2005, and the related statements of income, changes in stockholders’ equity, and changes in financial position for the years then ended, prepared under the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The audits of the financial statements for the years ended December 31, 2006 and 2005 of certain subsidiaries, jointly-owned and associated companies, mentioned in note 7.16, accounted for by the equity method, were carried out by other independent auditors and our opinion, in regard to these investments as of December 31, 2006 in the amount of R$22,042 million and as of December 31, 2005, in the amount of R$7,386 million and the earnings therefrom for the years ended December 31, 2006 and 2005 in the amounts of R$2,806 million and R$4,058 million, respectively, is based solely on the reports of these other auditors.
2. Our audits were conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit, considering the materiality of the amounts presented, the volume of transactions and the Company’s and its investees accounting and internal control systems; (b) examining, on a test basis, the evidence supporting the amounts and disclosures in the financial statements; and (c) the evaluation of the accounting practices followed and significant estimates made by management, as well as the presentation of the financial statements taken as a whole.
3. In our opinion, based on our audits and on the reports of the other auditors, the financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of Companhia Vale do Rio Doce, holding company and consolidated, as of December 31, 2006 and 2005, the results of its operations, the changes in its stockholders’ equity and the changes in its financial position for the years then ended, in conformity with accounting practices followed in Brazil.
4. Our audits were conducted for the purpose of forming an opinion on the financial statements referred to in paragraph 1, taken as a whole. The statements of cash flows (holding company and consolidated), of value added (holding company and consolidated), of labor and social indicators (holding company) and segmentation of business (consolidated), are presented for purposes of additional information on Companhia Vale do Rio Doce and are not a required part of the basic financial statements according to the accounting practices followed in Brazil. The statements of cash flows (holding company and consolidated), of value added (holding company and consolidated), of labor and social indicators (holding company) and segmentation of business (consolidated), have been subjected to the same audit procedures as those described in paragraph 2 and, in our opinion, this additional information is fairly presented in all material respects in relation to the financial statements for the years ended December 31, 2006 and 2005, taken as a whole.
Rio de Janeiro, March 7, 2007

DELOITTE TOUCHE TOHMATSU	Marcelo Cavalcanti Almeida
Auditores Independentes	Accountant
CRC-SP 011609/O-8 “F”-RJ	CRC-RJ 036-206/O-5

10- Opinion of the Fiscal Council on the Annual Report and Financial Statements at December 31, 2006
The Fiscal Council of Companhia Vale do Rio Doce, in carrying out its legal and statutory duties, after examining the Company’s Annual Report, Balance Sheet, Statement of Income, Statement of Changes in Stockholders’ Equity, Statement of Changes in Financial Position and the respective Notes to the Financial Statements relative to the fiscal year ended December 31, 2006, and based on the opinion of the independent accountants, is of the opinion that the mentioned information, examined in light of applicable corporate legislation should be approved by the Annual Stockholders’ General Meeting.
Rio de Janeiro, March 7, 2007

Marcelo Amaral Moraes	Aníbal Moreira dos Santos
Chairman

Joaquim Vieira Ferreira Levy	José Bernardo de Medeiros Neto

11- Opinion of the Board of Directors on the Annual Report and Financial Statements at December 31, 2006
The Board of Directors of Companhia Vale do Rio Doce, having examined the Annual Report, Balance Sheet and other Financial Statements of the Company relative to the fiscal year ended December 31, 2006, unanimously approved said proposal.
In view of this, the Board is of the opinion that the above mentioned documents should be approved by the Annual Stockholders’ General Meeting.
Rio de Janeiro, March 7, 2007

Sérgio Ricardo Silva Rosa	Mário da Silveira Teixeira Júnior
Chairman	Member

Arlindo Magno de Oliveira	Oscar Augusto de Camargo Filho
Member	Member

Erik Person	Eduardo Fernando Jardim Pinto
Member	Member

Jaques Wagner	Francisco Augusto da Costa e Silva
Member	Member

Hiroshi Tada	Jorge Luiz Pacheco
Member	Member

Renato da Cruz Gomes
Member

B — Additional Information
12 — Cash generation (Unaudited)
The operating cash generation measured by EBITDA (earnings before financial results, results of equity investments, interest, income tax and depreciation, amortization and depletion, more dividends received) was R$ 22,759 on 2006, against R$16,701 on 2005, an increase of 36%.
EBITDA is not a BR GAAP measure and does not represent cash flow for the periods presented and should not be considered as an alternative to net income (loss), as an indicator of our operating performance or as an alternative to cash flow as a source of liquidity.
Our definition of EBITDA may not be comparable with EBITDA as defined by other companies.
Although EBITDA, as defined above, it does not provide a US GAAP measure of operating cash flows, our management uses it to measure our operating performance and financial analysts in evaluating our business commonly use it.
EBITDA

	Quarter			Accumulated
	4Q/06	3Q/06	4Q/05	2006	2005
Operating profit — EBIT	7,080	5,250	3,659	20,089	14,556
Depreciation / amortization of goodwill	873	604	538	2,530	1,994

	7,953	5,854	4,197	22,619	16,550
Dividends received	4	41	4	140	151

EBITDA	7,957	5,895	4,201	22,759	16,701

Depreciation / amortization of goodwill	(873)	(604)	(538)	(2,530)	(1,994)
Dividends received	(4)	(41)	(4)	(140)	(151)
Equity Results	(144)	(14)	105	(199)	269
Non-operating income	(1,006)	34	—	(215)	298
Financial results, net	(771)	(249)	(764)	(1,745)	(1,276)
Income tax and social contribution	(1,420)	(792)	(153)	(3,390)	(2,368)
Minority interests	(371)	(256)	(210)	(1,109)	(1,036)

Net income	3,368	3,973	2,637	13,431	10,443

Consolidated EBITDA by segment

	EBITDA
	Quarter			Accumulated
Segments	4Q/06	3Q/06	4Q/05	2006	2005
Ferrous minerals	3,665	4,446	3,529	14,706	13,582
Non-ferrous minerals	3,347	428	157	4,231	428
Logistics	384	447	221	1,400	1,217
Holdings
Aluminum	631	596	339	2,435	1,446
Steel	24	111	46	336	298
Others	(94)	(133)	(91)	(349)	(270)

	7,957	5,895	4,201	22,759	16,701

13- Board of Directors, Fiscal Council, Advisory Committees and Executive Officers

Board of Directors
Sérgio Ricardo Silva Rosa
Chairman
Arlindo Magno de Oliveira
Vice Chairman
Eduardo Fernando Jardim Pinto
Erik Persson
Francisco Augusto da Costa e Silva
Hiroshi Tada
Jorge Luiz Pacheco
Julio Sérgio Gomes de Almeida
Mário da Silveira Teixeira Júnior
Oscar Augusto de Camargo Filho
Renato da Cruz Gomes
Advisory Committees of the Board of Directors
Controlling Committee
Antonio José de Figueiredo Ferreira
Inácio Clemente da Silva
Paulo Roberto Ferreira de Medeiros
Executive Development Committee
Arlindo Magno de Oliveira
João Moisés de Oliveira
Olga Nietta Loffredi
Oscar Augusto de Camargo Filho
Strategic Committee
Roger Agnelli
Gabriel Stoliar
Demian Fiocca
Mário da Silveira Teixeira Júnior
Oscar Augusto de Camargo Filho
Sérgio Ricardo Silva Rosa
Finance Committee
Fábio de Oliveira Barbosa
Wanderlei Viçoso Fagundes
Ivan Luiz Modesto Schara
Governance and Sustainability Committee
Renato da Cruz Gomes
Ricardo Carvalho Giambroni
Ricardo Simonsen
Fiscal Council
Marcelo Amaral Moraes
Chairman
Anibal Moreira dos Santos
Bernard Appy
José Bernardo de Medeiros Neto
Executive Officers
Roger Agnelli
Chief Executive Officer
Carla Grasso
Executive Officer for Human Resources and Corporate Services
Eduardo de Salles Bartolomeo
Executive Officer for Logistics
Fábio de Oliveira Barbosa
Chief Financial Officer and Investor Relations
Gabriel Stoliar
Executive Officer for Planning
José Carlos Martins
Executive Officer for Ferrous Minerals
José Lancaster
Executive Officer for Copper, Coal and Aluminum
Murilo de Oliveira Ferreira
Executive Officer for Nickel
Tito Botelho Martins
Executive Officer for Corporate Affairs
Marcus Vinícius Dias Severini
Chief Officer of Control Department
Vera Lúcia de Almeida P. Elias
Chief Accountant
CRC-RJ — 043059/O-8

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: March 9, 2007	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer